Exhibit 99.2

WHEATON
PRECIOUS METALS

2024

MANAGEMENT'S DISCUSSION & ANALYSIS

WHEATON PRECIOUS METALS 2024 FINANCIAL STATEMENTS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2024

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) consolidated financial statements for the year ended December 31, 2024 and related notes thereto which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 72 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 13, 2025.

Table of Contents

Highlights	5

Outlook	7

Mineral Stream Interests	8

Amendments to Mineral Stream Interests	9

Acquisition of Mineral Stream Interests	9

Updates on the Operating Mineral Stream Interests	10

Updates on the Development Stage Mineral Stream Interests	10

Mineral Royalty Interests	13

Long-Term Equity Investments	14

Summarized Financial Results	16

Summary of Units Produced	17

Summary of Units Sold	18

Quarterly Financial Review	19

Results of Operations and Operational Review	20

Impairment of Mineral Stream Interests	29

Gain on Disposal of Mineral Stream Interest	29

General and Administrative	30

Share Based Compensation	30

Donations and Community Investments	31

Other Income (Expense)	31

Finance Costs	31

Income Tax Expense (Recovery)	32

Liquidity and Capital Resources	32

Share Capital	41

Financial Instruments	41

Risks and Uncertainties	42

Critical Accounting Estimates	55

Future Changes to Accounting Policies	57

Non-GAAP Measures	58

Subsequent Events	62

Controls and Procedures	63

Attributable Reserves and Resources	64

Cautionary Note Regarding Forward-Looking Statements	72

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

As of December 31, 2024, the Company has entered into 40 long-term agreements1 (32 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 33 different mining companies, related to precious metals and cobalt relating to 18 mining assets which are currently operating, 25 which are at various stages of development and 3 which have been placed into care and maintenance or have been closed, located in 18 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the year ended December 31, 2024, the per ounce price paid by the Company for the metals acquired under the agreements averaged $440 for gold, $4.98 for silver, $179 for palladium and $2.71 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

[1]	Minto has been removed from the mine count due to Minto Metals Corp., being placed in receivership.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview

	Q4 2024	Q4 2023	Change	2024	2023	Change

Units produced
Gold ounces	117,526	112,926	4.1%	379,530	374,152	1.4%
Silver ounces	5,740	4,206	36.5%	20,807	17,191	21.0%
Palladium ounces	2,797	4,209	(33.5)%	15,632	15,800	(1.1)%
Cobalt pounds	393	215	83.1%	1,289	673	91.5%
Gold equivalent ounces [2]	187,493	164,796	13.8%	635,007	584,127	8.7%
Units sold
Gold ounces	87,662	115,011	(23.8)%	332,701	327,336	1.6%
Silver ounces	4,307	3,175	35.7%	16,072	14,326	12.2%
Palladium ounces	4,434	3,339	32.8%	17,270	13,919	24.1%
Cobalt pounds	485	288	68.4%	970	1,074	(9.7)%
Gold equivalent ounces [2]	142,561	155,059	(8.1)%	532,468	506,020	5.2%
Change in PBND and Inventory [3]
Gold ounces	24,868	(7,623)	(32,491)	29,209	20,530	(8,679)
Silver ounces	528	316	(212)	1,458	(211)	(1,669)
Palladium ounces	(1,747)	1,059	2,806	(2,227)	1,568	3,795
Cobalt pounds	(118)	(87)	31	233	(446)	(679)
Gold equivalent ounces [2]	29,293	(4,030)	(33,323)	46,378	15,990	(30,388)

Per unit metrics
Sales price
Gold per ounce	$2,677	$2,006	33.5%	$2,393	$1,968	21.6%
Silver per ounce	$31.28	$23.77	31.6%	$28.49	$23.64	20.5%
Palladium per ounce	$1,008	$1,070	(5.8)%	$984	$1,329	(25.9)%
Cobalt per pound	$13.66	$12.92	5.7%	$14.18	$13.81	2.7%
Gold equivalent per ounce [2]	$2,669	$2,022	32.0%	$2,413	$2,008	20.2%
Cash costs [4]
Gold per ounce [4]	$440	$437	(0.7)%	$440	$455	3.3%
Silver per ounce [4]	$5.16	$5.02	(2.8)%	$4.98	$5.05	1.4%
Palladium per ounce [4]	$184	$198	7.1%	$179	$241	25.7%
Cobalt per pound [4,5]	$2.59	$3.14	17.5%	$2.71	$3.30	17.9%
Gold equivalent per ounce [2,4]	$441	$437	(0.9)%	$436	$451	3.3%
Cash operating margin [4]
Gold per ounce [4]	$2,237	$1,569	42.6%	$1,953	$1,513	29.1%
Silver per ounce [4]	$26.12	$18.75	39.3%	$23.51	$18.59	26.5%
Palladium per ounce [4]	$824	$872	(5.5)%	$805	$1,088	(26.0)%
Cobalt per pound [4]	$11.07	$9.78	13.2%	$11.47	$10.51	9.1%
Gold equivalent per ounce [2,4]	$2,228	$1,585	40.6%	$1,977	$1,557	27.0%

Total revenue	$380,516	$313,471	21.4%	$1,284,639	$1,016,045	26.4%
Gold revenue	$234,690	$230,716	1.7%	$796,051	$644,131	23.6%
Silver revenue	$134,733	$75,465	78.5%	$457,830	$338,594	35.2%
Palladium revenue	$4,468	$3,574	25.0%	$16,999	$18,496	(8.1)%
Cobalt revenue	$6,625	$3,716	78.3%	$13,759	$14,824	(7.2)%
Net earnings	$88,148	$168,435	(47.7)%	$529,140	$537,644	(1.6)%
Per share	$0.194	$0.372	(47.8)%	$1.167	$1.187	(1.7)%
Adjusted net earnings [4]	$198,969	$164,569	20.9%	$640,170	$533,051	20.1%
Per share [4]	$0.439	$0.363	20.9%	$1.412	$1.177	20.0%
Operating cash flows	$319,471	$242,226	31.9%	$1,027,581	$750,809	36.9%
Per share [4]	$0.704	$0.535	31.6%	$2.266	$1.658	36.7%
Dividends paid [6]	$70,318	$67,950	3.5%	$281,166	$271,744	3.5%
Per share	$0.155	$0.150	3.3%	$0.620	$0.600	3.3%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.

2)

Gold-equivalent ounces (“GEOs”), which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

4)	Refer to discussion on non-GAAP measures beginning on page 58 of this MD&A.
5)

Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million (twelve months - $1.6 million), resulting in a decrease of $0.08 per pound of cobalt sold (twelve months - $0.91 per pound sold).

6)	As at December 31, 2024, cumulative dividends of $2,347 million have been declared and paid by the Company.

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Highlights

Operations

•	For the three months ended December 31, 2024, relative to the comparable period of the prior year:

o

Production amounted to 187,500 gold equivalent ounces (“GEOs”), an increase of 14%, primarily the result of higher production from Salobo and Peñasquito, with Salobo achieving record quarterly production.

o

Sales volumes amounted to 142,600 GEO’s, a decrease of 8%, with the higher production being offset by a 40% increase to the number of GEOs produced but not delivered (“PBND”), primarily a result of the increased production at Peñasquito and Salobo during Q4-2024.

o

Revenue increased 21% or $67 million to $381 million (62% gold, 35% silver, 1% palladium and 2% cobalt), representing a record for the Company, with the increase being primarily due to a 32% increase in realized commodity prices.

o	Gross margin amounted to $247 million (65% of revenue), representing an increase of $70 million (an 8% increase as a percentage of revenue).

o	The Company recognized an impairment charge of $109 million relative to the Voisey’s Bay PMPA due to a significant and sustained decline in market cobalt prices.

o

After reflecting the impairment charge, net earnings amounted to $88 million, a decrease of $80 million, with additional factors including a $35 million global minimum tax (“GMT”) expense, partially offset by the increased gross margin.

o

Adjusted net earnings increased 21% or $34 million to $199 million, representing a record for the Company, with the increase being due to the increased gross margin, partially offset by the $35 million GMT expense.

o	Record operating cashflow amounting to $319 million, with the $77 million increase being the result of the higher gross margin.

•	For the year ended December 31, 2024 relative to the prior year:

o

Production amounted to 635,000 GEOs, an increase of 9%, with increased production from Salobo and Peñasquito being partially offset by lower production at San Dimas, the temporary cessation of production from Aljustrel and the suspension of operations at Minto.

o

Sales volumes amounted to 532,500 GEOs, an increase of 5% resulting from the higher production, partially offset by a 40% increase to the number of ounces PBND, primarily a result of the increased production at Peñasquito and Salobo during Q4-2024.

o

Revenue increased 26% or $269 million to $1,285 million (62% gold, 36% silver, 1% palladium and 1% cobalt), representing a record for the Company, with the increase being primarily due to a 20% increase in realized commodity prices coupled with the 5% increase in sales volumes.

o	Gross margin amounted to $803 million (62% of revenue), representing an increase of $229 million (a 6% increase as a percentage of revenue).

o	The Company recognized an impairment charge of $109 million relative to the Voisey’s Bay PMPA due to a significant and sustained decline in market cobalt prices.

o

After reflecting the impairment charge, net earnings amounted to $529 million, a decrease of $9 million, with additional factors including a $114 million GMT expense, partially offset by higher gross margin.

o

Adjusted net earnings increased 20% or $107 million to $640 million, representing a record for the Company, with the increase being the result of the higher gross margin more than offsetting the $114 million GMT expense.

o	Record operating cashflow amounting to $1,028 million, with the $277 million increase being due primarily to the higher gross margin.

•	On March 13, 2025, the Board of Directors declared a dividend in the amount of $0.165 per common share, representing a 6.5% increase.

•	As at December 31, 2024, the Company has invested $10.5 billion into metal streams since inception and recovered $11.3 billion.

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Corporate Development

•

On February 20, 2024, the Company acquired a 1.5% Net Smelter Royalty (“NSR”) from Integra Resources Corporation (“Integra”) on the DeLamar and Florida Mountain project located in Idaho, United States (the “DeLamar project”).

•

On February 27, 2024, the Company closed the previously announced agreement with certain entities advised by Orion Resource Partners (“Orion”) to acquire existing PMPAs in respect of Ivanhoe Mines’ Platreef project (the “Platreef PMPA”) and BMC Minerals’ Kudz Ze Kayah project (the “Kudz Ze Kayah PMPA”) (the “Orion Purchase Agreement”).

•	On October 21, 2024, the Company amended the Fenix PMPA, increasing the amount of attributable gold it is entitled to under the contract.

•	On October 23, 2024, the Company entered into a PMPA with Montage Gold Corp. (“Montage”) in respect to the Koné project located in Côte d’Ivoire.

•	On December 5, 2024, the Company entered into a PMPA with Allied Gold Corporation (“Allied”) in respect to the Kurmuk project located in Ethiopia.

•	On March 7, 2025, the Company amended the Blackwater PMPA, modifying the payable silver profile under the stream.

Other

•	During the fourth quarter of 2024:

o	The Company made a quarterly dividend payment of $70 million.

o	The Company made total upfront cash payments of $115 million relative to the Marmato PMPA ($40 million), Cangrejos PMPA ($6 million), Mineral Park PMPA ($25 million) and Kurmuk PMPA ($44 million).

o

The Company received a repayment of the upfront cash payment of $13 million relative to the El Domo-Curipamba project (the “El Domo project”) PMPA (the “El Domo PMPA”), with this amount to be re-advanced at a later date.

•	During 2024:

o	The Company made four quarterly dividend payments totaling $279 million.

o

The Company made total upfront cash payments of $652 million relative to the Platreef and Kudz Ze Kayah PMPAs ($450 million), Cangrejos PMPA ($16 million), Mineral Park PMPA ($75 million), Marmato ($40 million), Mt Todd royalty ($17 million), DeLamar royalty ($10 million) and the newly entered Kurmuk PMPA ($44 million).

o	The Company received a repayment of the upfront cash payment of $13 million relative to the El Domo PMPA, with this amount to be re-advanced at a later date.

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Outlook1

Wheaton’s estimated attributable production in 2025, the estimated attributable gold equivalent production in 2029, as well as the estimated 5-year average annual gold equivalent production for 2029 to 2033, is as follows:

Metal	2024 Actual Production [1,2]	2025 Production Guidance	2029 Target Production Guidance [2]	2030-2034 Average Annual Production Guidance [2]
Gold Ounces	379,530	350,000 to 390,000
Silver Ounces (‘000s)	20,807	20,500 to 22,500
Other Metals (GEOs)	12,406	12,500 to 13,500
Gold Equivalent Ounces [3]	632,017	600,000 to 670,000	870,000	Over 950,000

2025 Production Outlook

In 2025, Wheaton provides 2025 production guidance between 600,000 and 670,000 GEOs2. The midpoint of the 2024 guidance range compared to the midpoint of the 2025 guidance range suggests year-over-year production growth of approximately 10%, in alignment with the Company’s previously stated long-term growth forecast. This forecast growth is driven by stronger attributable production from Antamina, the start-up of several development projects, and a stable forecast for Salobo production. This increase is expected to be partially offset by lower production from Peñasquito and Constancia.

Attributable production is forecast to increase at Antamina in 2025 due to expected higher silver grades, as a result of a higher ratio of copper-zinc ore versus copper-only ore being mined in 2025. Wheaton’s 2025 forecast also includes inaugural production from four projects currently in development; Blackwater, Goose, Mineral Park and Platreef, all of which are expected to commence production in 2025. In addition, the Aljustrel mine is anticipated to re-start production in the third quarter of 2025, following the announcement made on September 12, 2023, that as a result of low zinc prices, the production of zinc and lead concentrates would be temporarily halted from September 24, 2023 onward. Increased production from the forementioned assets is anticipated to be offset by lower production at Peñasquito, as mining transitions from the Chile Colorado to the main Peñasco pit, which contains lower relative silver grades. In addition, lower production levels are anticipated at Constancia, predominantly due to additional gold benches being mined in late 2024 that were brought forward from the 2025 plan, coupled with the expectation that total mill ore feed from Pampacancha will be approximately 25% in 2025, lower than the typical one-third in prior years as Pampacancha approaches depletion. After a record-breaking quarter to end 2024, production levels at Salobo are expected to remain consistent, with higher throughput levels attributable to the Salobo III expansion project anticipated to be offset by lower gold grades.

Long-Term Production Outlook

Production is forecast to increase by approximately 40% over the next five years to 870,000 GEOs2 by 2029, due to growth from multiple Operating assets including Antamina, Aljustrel and Marmato; Development assets that are in construction, including the Blackwater, Mineral Park, Goose, Platreef, Fenix, Kurmuk, and Koné projects; and Pre-development assets including the El Domo3 and Copper World projects.

From 2030 to 2034, attributable production is forecast to average over 950,000 GEOs2 annually and incorporates additional incremental production from Pre-development assets including the Santo Domingo, Cangrejos, Kudz ze Kayah, Marathon and Kutcho projects, in addition to the Mt. Todd, Black Pine and DeLamar royalties.

Not included in Wheaton’s long-term forecast and instead classified as ‘optionality’, is potential future production from nine other assets including Pascua-Lama and Navidad, in addition to expansions at Salobo outside of the Salobo III mine expansion project.

Liquidity

From a liquidity perspective, the $818 million of cash and cash equivalents as at December 31, 2024 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]

Ounces produced represent the quantity of silver, gold, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Gold equivalent forecast production for 2025 and the longer-term outlook are based on the following updated commodity price assumptions: $2,600 per ounce gold, $30 per ounce silver, $950 per ounce palladium, $950 per ounce of platinum and $13.50 per pound cobalt. For purposes of comparison, 2024 actual production numbers have been adjusted to reflect 2025 commodity price assumptions.

[3]	Previously referred to as the Curipamba project in this MD&A.

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Mineral Stream Interests

The following table summarizes the mineral stream interests currently owned by the Company:

						Total Upfront Consideration
Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production		Production Payment Per Unit [2,3]	Paid to Dec 31, 2024 [3]	To be Paid [1,2]	Total ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q4-2024 PBND [3,4]	Term ¹

Gold

Salobo	Vale	BRA	75%		$429	$3,429,360	$144,000	$3,573,360	$2,608,381	2,194,349	96,626	LOM

Sudbury [5]	Vale	CAN	70%		$400	623,572	-	623,572	321,670	294,822	9,312	20 years [5]

Constancia	Hudbay	PER	50%		$425	135,000	-	135,000	318,029	227,626	5,819	LOM

San Dimas	FM	MEX	variable	[6]	$637	220,000	-	220,000	306,707	266,008	2,583	LOM

Stillwater [7]	Sibanye	USA	100%		18%	237,880	-	237,880	100,110	68,785	4,968	LOM

Other

Copper World	Hudbay	USA	100%		$450	-	39,296	39,296	-	-	-	LOM

Marmato [8]	Aris	CO	10.5%	[8]	18%	85,416	77,584	163,000	15,915	9,746	138	LOM

Santo Domingo	Capstone	CHL	100%	[9]	18%	28,434	260,000	288,434	1,944	759	-	LOM

Fenix	Rio2	CHL	22%	[10]	18%	25,000	125,000	150,000	-	-	-	LOM

Blackwater	Artemis	CAN	8%	¹¹	35%	340,000	-	340,000	-	-	-	LOM

El Domo [3]	Silvercorp	ECU	50%	¹²	18%	(268)	128,904	128,636	1,203	467	-	LOM

Marathon	Gen Mining	CAN	100%	¹³	18%	21,857	97,297	119,154	-	-	-	LOM

Goose	B2Gold	CAN	2.78%	[14]	18%	83,750	-	83,750	-	-	-	LOM

Cangrejos	Lumina	ECU	6.6%	[15]	18%	44,900	255,100	300,000	-	-	-	LOM

Platreef	Ivanhoe	SA	62.5%	[16]	$100	275,300	-	275,300	-	-	-	LOM [16]

Curraghinalt	Dalradian	UK	3.05%	[17]	18%	20,000	55,000	75,000	-	-	-	LOM

Kudz Ze Kayah	BMC	CAN	6.875%	[18]	20%	13,860	1,800	15,660	-	-	-	LOM

Koné	Montage	CIV	19.5%	[19]	20%	-	625,000	625,000	-	-	-	LOM

Kurmuk	Allied	ETH	6.7%	[20]	15%	43,750	131,250	175,000	-	-	-	LOM

						$5,584,061	$1,808,981	$7,393,042	$3,673,959	3,062,562	119,446

Silver

Peñasquito	Newmont	MEX	25%		$4.56	$485,000	$-	$485,000	$1,552,036	86,927	1,750	LOM

Antamina	Glencore	PER	33.75%	²¹	20%	900,000	-	900,000	766,280	47,750	673	LOM

Constancia	Hudbay	PER	100%		$6.26	294,900	-	294,900	276,804	19,520	334	LOM

Other

Los Filos	Equinox	MEX	100%		$4.74	4,463	-	4,463	43,304	2,307	51	25 years [22]

Zinkgruvan	Lundin	SWE	100%		$4.75	77,866	-	77,866	541,367	35,098	236	LOM

Stratoni	Eldorado	GRC	100%		$11.54	57,500	-	57,500	155,868	10,378	-	LOM

Neves-Corvo	Lundin	PRT	100%		$4.50	35,350	-	35,350	181,734	10,386	77	50 years ²³

Aljustrel	Almina	PRT	100%	[24]	50%	2,451	-	2,451	48,811	4,274	-	50 years ²³

Pascua-Lama	Barrick	CHL/ARG	25%		$3.90	625,000	-	625,000	372,767	19,775	-	LOM

Copper World	Hudbay	USA	100%		$3.90	-	191,855	191,855	-	-	-	LOM

Navidad	PAAS	ARG	12.5%		$4.00	10,788	32,400	43,188	-	-	-	LOM

Marmato [8]	Aris	CO	100%	[8]	18%	7,600	4,400	12,000	3,068	150	4	LOM

Cozamin	Capstone	MEX	50%	[25]	10%	150,000	-	150,000	55,322	2,474	135	LOM

Blackwater	Artemis	CAN	50%	¹¹	18%	140,800	-	140,800	-	-	-	LOM

El Domo [3]	Silvercorp	ECU	75%	¹²	18%	(96)	46,596	46,500	-	-	-	LOM

Mineral Park	Waterton	US	100%		18%	75,000	40,000	115,000	-	2,149	-	LOM

Kudz Ze Kayah	BMC	CAN	6.875%	[18]	20%	24,640	3,200	27,840	-	-	-	LOM

						$2,891,262	$318,451	$3,209,713	$3,997,361	241,188	3,260

Palladium

Stillwater [7]	Sibanye	USA	4.5%	[26]	18%	$262,120	$-	$262,120	$162,751	115,058	4,439	LOM

Platreef	Ivanhoe	SA	5.25%	[16]	30%	78,700	-	78,700	-	-	-	LOM	[16]

						$340,820	$-	$340,820	$162,751	115,058	4,439

Platinum

Marathon	Gen Mining	CAN	22%	¹³	18%	$9,367	$41,699	$51,066	$-	-	-	LOM

Platreef	Ivanhoe	SA	5.25%	[16]	30%	57,500	-	57,500	-	-	-	LOM	[16]

						$66,867	$41,699	$108,566	$-	-	-

Cobalt

Voisey’s Bay	Vale	CAN	42.4%	[27]	18%	$390,000	$-	$390,000	$60,961	3,968	678	LOM

Total PMPAs Currently Owned						$9,136,810	$2,169,131	$11,305,941	$7,895,032
Terminated / Matured PMPAs						1,358,502	-	$1,358,502	3,376,971

Total						$10,495,312	$2,169,131	$12,664,443	$11,272,003

1)

Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CIV = Côte d’Ivoire, CO = Colombia; ECU = Ecuador; ETH = Ethiopia, GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SA = South Africa; SWE = Sweden; USA = United States; UK = United Kingdom; and LOM = Life of Mine.

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2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 36 of this MD&A for more information.
3)

All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 38 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid. Certain contracts, including Santo Domingo and El Domo (previously referred to as Curipamba in the MD&A), contain delay ounce provisions whereby should construction of the mine not be completed by an agreed to date, the mine operator must compensate the Company for the delay until certain conditions are satisfied by delivering additional ounces. The value of these ounces on the date first due, net of amounts owed to the mine operator, is treated as a reduction to the upfront consideration paid. Sale of the resulting ounces received is treated as revenue, with the associated cost of sales being equal to the fair value of the ounces on the date received.

4)

Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of December 31, 2024, the Company has received approximately $322 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. The term of the Sudbury PMPA ends on May 11, 2033.

6)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. The current ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)

Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

9)

Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%. The units sold under Santo Domingo relate to ounces received due to the delay ounce provision (see footnote 3, above).

10)

On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

11)

Once the Company has received 464,000 ounces of gold under the amended Blackwater Gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater Silver PMPA, the attributable silver production will be reduced to 33%.

12)

Once the Company has received 145,000 ounces of gold under the El Domo PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%. The units sold under El Domo relate to ounces received due to the delay ounce provision (see footnote 3, above).

13)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
14)

Once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

15)	Once Wheaton has received 700,000 ounces of gold under the Cangrejos PMPA, the Company’s attributable gold production will be reduced to 4.4%.
16)

Once the Company has received 218,750 ounces of gold under the Platreef Gold PMPA, the attributable gold production will reduce to 50% until 428,300 ounces have been delivered, after which the stream drops to 3.125%. Under the Platreef Palladium and Platinum PMPA, once the Company has received 350,000 ounces of combined palladium and platinum, the attributable palladium and platinum production will reduce to 3% until 485,115 ounces have been delivered, after which the stream drops to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 million tonnes per annum (“Mtpa”), the 3.125% residual gold stream and the 0.1% residual palladium and platinum stream will terminate. Under the Platreef Gold PMPA, Sandstorm Gold Ltd. (which acquired Nomad Royalty Ltd. on August 15, 2022) (“Sandstorm”) is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton will be entitled to purchase is conditional on delivery of the total amount of payable gold to all purchasers (Wheaton and Sandstorm combined). The values set out herein pertain only to Wheaton’s share of the payable gold.

17)	Once the Company has received 125,000 ounces of gold under the Curraghinalt PMPA, the Company’s attributable gold production will be reduced to 1.5%.
18)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered for a total of 660,000 ounces of gold and 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

19)

Once the Company has received 400,000 ounces of gold under the Koné PMPA, subject to adjustment if there are delays in deliveries relative to an agreed schedule, the attributable gold production will reduce to 10.8% until an additional 130,000 ounces of gold has been delivered, after which the stream drops to 5.4%.

20)

Once the Company has received 220,000 ounces of gold under the Kurmuk PMPA, the Company’s attributable gold production will be reduced to 4.8%. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop-down threshold is reached.

21)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
22)	The term of the Los Filos PMPA ends on October 15, 2029.
23)	The term of the Neves-Corvo and Aljustrel PMPAs ends on June 5, 2057.
24)

Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.

25)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
26)

Once the Company has received 375,000 ounces of palladium under the Stillwater PMPA, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

27)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay PMPA, the Company’s attributable cobalt production will be reduced to 21.2%.

Significant amendment and acquisitions of mineral stream interests during Q4-2024 are outlined below. The percentage of payable production and other key PMPA terms for all mineral stream interests are described in the Contractual Obligations and Contingencies section of this MD&A starting on page 36 of the MD&A.

Amendments to Mineral Stream Interests

Amendment to the Fenix PMPA

On October 21, 2024, the Company amended the Fenix PMPA, in exchange for which, the Company is committed to pay additional upfront cash consideration of $100 million, payable in two equal installments, subject to various customary conditions being satisfied. To date, no amounts have been advanced under the Fenix PMPA amendment.

Acquisition of Mineral Stream Interests

Acquisition of Koné PMPA

On October 23, 2024, the Company entered into a PMPA (the “Koné Gold PMPA”) with Montage Gold Corp. (“Montage”) in respect of its 90% owned Koné Gold project located in Côte d’Ivoire. Under the terms of the Koné Gold PMPA, the Company is committed to pay Montage total upfront cash payments of $625 million, payable in four equal installment payments during construction, subject to certain conditions, including that all permits have been obtained. To date, no amounts have been advanced under the Koné Gold PMPA.

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Acquisition of Kurmuk PMPA

On December 5, 2024, the Company entered into a PMPA (the “Kurmuk Gold PMPA”) with Allied Gold Corporation (“Allied”) in respect of its Kurmuk project located in Ethiopia. Under the terms of the agreement, Wheaton is committed to pay Allied total upfront cash payments of $175 million, payable in four equal installment payments during construction, subject to certain conditions. The first payment of $44 million was paid on December 19, 2024.

Updates on the Operating Mineral Stream Interests

Salobo – Mill Throughput Expansion

On November 21, 2023, Vale S.A. (“Vale”) reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 million tonnes per annum (“Mtpa”) over a 90-day period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023.

On March 4, 2025, Vale informed the Company that it had achieved a sustained throughput capacity of over 35 Mtpa over a 90-day period, indicating completion of the second phase of the Salobo III expansion project. Pending Wheaton’s review of the final completion test, the Company anticipates advancing the remaining balance of the expansion payment to Vale in the amount of $144 million within thirty days of the date of receipt.

Constancia

On March 28, 2024, Hudbay reported that Constancia’s expected mine life has been extended by three years to 2041 as a result of the successful conversion of mineral resources to mineral reserves with the addition of a further mining phase at the Constancia pit following positive geotechnical drilling and studies in 2023. There remains potential for future mine life extensions based on the mineral resources that have not yet been converted to mineral reserves.

Los Filos

On February 19, 2025, Equinox Gold Corp., (“Equinox”) reported that Equinox reached consensus on terms for new agreements with the three local communities. Two communities have ratified and signed new long-term agreements and one community remains outstanding. If Equinox, is unable to satisfactorily complete these agreements with all three communities in the very near term, Equinox will suspend operations at Los Filos indefinitely.

Antamina – Approval of the Modification of the Environmental Impact Study

On February 15, 2024, Peru’s National Environmental Certification Service for Sustainable Investments approved, after a detailed evaluation process, the Modification of the Environmental Impact Study, which will allow for the extension of Antamina’s mine life from 2028 to 2036.

Zinkgruvan and Neves-Corvo

On December 9, 2024, Lundin Mining Corporation (“Lundin Mining”) announced that it has signed a definitive agreement to sell its Neves-Corvo operation in Portugal and Zinkgruvan operation in Sweden to Boliden AB (“Boliden”). The transaction is anticipated to close in mid-2025, subject to the completion of customary conditions and regulatory approvals.

Voisey’s Bay – Underground Mine Extension

On December 3, 2024, Vale reported that it has completed construction and commission of the Voisey’s Bay underground mine extension. The expansion transitioned Voisey’s Bay from open pit to underground mining. The project involved the development of two underground mines, Reid Brook and Eastern Deeps, which will deliver ore for processing at Vale’s Long Harbour refinery. The full ramp-up is expected by the second half of 2026.

Stillwater – Suspension of Operations at Stillwater West

On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.

Based on Sibanye’s Q4 MD&A, the Company’s management estimates that with the Stillwater West operations in care and maintenance, 2025 production relative to the Stillwater PMPA will be approximately 40% to 45% lower than historical levels.

Updates on the Development Stage Mineral Stream Interests

Copper World

On August 29, 2024, Hudbay Minerals Inc., (“Hudbay”) announced that it has received an Aquifer Protection Permit for the Copper World project from the Arizona Department of Environmental Quality. On January 2, 2025, Hudbay announced that it has received an Air Quality Permit for the Copper World project from the Arizona Department of Environmental Quality. Hudbay noted that the issuance of this permit is a significant milestone as it is the final major permit required for the development and operation of the Copper World project. Hudbay also noted that the receipt of

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the three key state permits is one of the three key prerequisites for Hudbay as they work toward a sanctioning decision on the Copper World project in 2026. Hudbay commenced a minority joint venture partner process early in 2025, and it is anticipated that any minority joint venture partner would participate in the funding of definitive feasibility study activities in 2025 as well as in the final project design and construction for Copper World.

Marmato Mine

On July 16, 2024, Aris Mining Corporation (“Aris”) reported that the Lower Mine project is on track for first gold pour by the end of 2025, followed by an approximate six-month ramp-up period. On October 7, 2024, Aris provided an update that the Marmato Lower Mine expansion is progressing on schedule, with the site access road and portal face now complete and the contractor preparing to initiate work on the twin declines. On January 15, 2025, Aris announced the construction of the Marmato Lower Mine continues to progress. On March 13, 2025, Aris announced an enhanced Marmato expansion, whereby the design of the carbon-in-pulp processing facility will be upgraded by 25% from 4,000 tpd to 5,000 tpd. Aris reports that construction remains on track, and production is expected to start ramping up in the second half of 2026.

Santo Domingo

On July 31, 2024, Capstone Copper Corp. (“Capstone”) published the results of an updated feasibility study for the Santo Domingo project, outlining an optimized mine plan, updated capital and operating cost estimates, and a 19-year mine life supported by higher mineral reserve estimates. As a result, total gold production is expected to average 35,000 ounces per year for the first seven years of production, an increase from the 30,000 ounces per year estimate outlined in the 2020 feasibility study, and 22,000 ounces per year for the life of mine, up from 17,000 ounces per year. With construction completed at the Mantoverde project, a deposit situated 35 kilometers northeast of the Santo Domingo project, Capstone plans to advance several value enhancement initiatives within the Mantoverde-Santo Domingo district that are not yet included in the 2024 feasibility study. The first of these initiatives is a newly announced two-year, $25 million exploration program at Mantoverde, aimed at supporting the two future processing centers between Mantoverde and Santo Domingo. On January 20, 2025, Capstone announced plans to progress partnership discussions and its financing strategy throughout 2025. A potential project sanctioning decision is not anticipated prior to 2026. On February 19, 2025, Capstone reported the Mantoverde exploration drill program commenced in Q4 2024.

Fenix

On October 2, 2024, Rio2 Limited (“Rio2”) announced that its Chilean subsidiary has received the principal Sectorial Permits it requires to begin construction at the Fenix project. These Sectorial Permits are: 1) Mining Methods; 2) Process Plant; 3) Waste Dumps & Stockpiles; and 4) Closure Plan. Rio2 has indicated that these Sectorial Permits represent the last governmental authorization required to enable the start of the construction phase and subsequent operation of the Fenix project.

On January 13, 2025, Rio2 reported that construction activities recommenced in October 2024 and construction is expected to be completed in November 2025. Bulk earthworks at the plant side have been completed and concrete bases for the footings of the processing plant have been poured. Earthworks have commenced on the leach pad stability platform, which forms the base of the Phase 1 leach pad. The leach pad has been designed to be built in four phases. Rio2 notes that first gold production is currently expected in January 2026.

Blackwater

On November 6, 2024, Artemis Gold Inc., (“Artemis”) announced that overall construction was over 95% complete as of September 30, 2024. Construction of the tailings storage facility is ready to allow for the commencement of commissioning of the plant. Artemis reported that the initial mining fleet has been commissioned and pre-stripping of the mine, as well as the construction of haul roads, are well advanced. On January 22, 2025, Artemis announced that commissioning of the grinding circuit at the Blackwater project has advanced and milling first ore commenced, with the first pour of gold and silver being announced on January 29, 2025. Commercial production remains targeted for Q2 2025.

El Domo

On August 6, 2024, Silvercorp Metals Inc. (“Silvercorp”) announced a key milestone that the Ministry of Energy and Mines of the Government of Ecuador had issued a Resolution of Change of Phase for the El Domo project. The Resolution of Change of Phase advances the legal status of the El Domo project from the economic evaluation phase to the exploitation phase and allows for the start of construction and subsequent operation of the El Domo project. The Change of Phase for a medium-scale project is equivalent to the Exploitation Agreement for large-scale mines in Ecuador.

During the second quarter of 2024, an Ecuadorian court rejected a constitutional protective action (the “Constitutional Action”) filed by third parties against Ministry of Environment, Water and Energy Transition of the Government of Ecuador (“MAATE”) and concluded that the consultative process followed by MAATE in issuing the various permits relative to the El Domo project complied with applicable legal requirements. An appeal was granted and a hearing took place at the Superior Court of Bolivar (the “Superior Court”) on October 17, 2024. On November 15, 2024 Silvercorp announced that the Superior Court rejected the appeal.

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On January 7, 2025, Silvercorp reported it is targeting to bring the project into production in the second half of 2026 and have recently awarded the earthworks contract to a large international mining contractor with over ten years of experience working in Ecuador.

Marathon

On July 31, 2024, Generation Mining Limited (“Gen Mining”) reported that the federal government has approved amendments to Schedule 2 of the Metal and Diamond Mining Effluent Regulations (“Schedule 2”) which will allow for the construction of specific water management structures and operation of key infrastructure for the Marathon project. On August 7, 2024, Gen Mining announced a key milestone with the receipt of the Fisheries Act Authorization (“FAA”) for the Marathon project. The FAA, issued by Fisheries and Oceans Canada, approves Gen Mining’s plan to avoid, mitigate and offset impacts to fish and fish habitat related to the development of the project. This authorization represents the final federal approval required to commence construction of the tailings storage facility and water management structures.

Gen Mining has indicated that it continues to work on advancing steps required to enable the receipt of all key permits.

Goose

On February 19, 2025, B2Gold Corp. (“B2Gold”) announced that all planned construction activities for 2024 were completed and project construction and development continue to progress on track to achieve first gold pour at the Goose Project in the second quarter of 2025, followed by a ramp up to commercial production in the third quarter of 2025. Following the successful completion of the 2024 sea lift, the construction of the 163 kilometer Winter Ice Road was completed in February 2025. As of February 18, 2025, the Winter Ice Road is fully operational with the transportation of all materials from the Marine Laydown Area to the Goose Project site expected to be completed by May 15, 2025.

Cangrejos

On January 28, 2025, Lumina Gold Corp., (“Lumina”), announced significant progress regarding power infrastructure required for the Cangrejos project as it received approval of the definitive feasibility level designs for connection to the national grid for the future energy demand of the project from Corporación Eléctrica del Ecuador. Lumina noted that the lead engineering contractor for the feasibility study has completed 92% of the estimated work and the feasibility study remains on schedule for completion during Q2 2025. Lumina noted also that work for the Environmental Impact Study is progressing on schedule which will allow for its submission to the Government of Ecuador in mid-2025. Lumina is targeting receiving its environmental license by early 2026.

Platreef

On October 30, 2024, Ivanhoe Mines (“Ivanhoe”) reported that construction of the Phase 1 concentrator was completed on schedule early in the third quarter. First ore is scheduled for the second half of 2025, while underground development prioritizes development to accelerate Phase 2. Ivanhoe also stated that work continues on the updated feasibility study to accelerate the startup of Phase 2, as well as the preliminary economic assessment of the previously announced Phase 3 expansion to 10 Mtpa processing capacity. On February 18, 2025, Ivanhoe reported positive results from the two independent technical studies completed on the Phase 2 and Phase 3 expansions. The study outlines Phase 1 production from Q4-2025, followed by the Phase 2 expansion two years later in Q4-2027. Ivanhoe noted that the Phase 3 expansion is expected to rank Platreef as one of the largest primary PGM producers on a platinum equivalent basis.

Curraghinalt

On May 3, 2024, the Planning Appeals Commission & Water Appeals Commission (“the commission”) in Northern Ireland concluded that the water abstraction and impoundment licenses (“water licenses”) relative to the Curraghinalt Project have been rescinded and that license applications would need to be resubmitted and subsequent public inquiry referrals held. Dalradian Gold Ltd., has re-submitted two new applications for the abstraction licenses and those licenses were received by the commission on September 5, 2024. The commission has set new dates to resume the public inquiry process beginning on January 13, 2025. On January 15, 2025, the public inquiry hearing was adjourned until March 26, 2025.

Koné

On December 18, 2024, Montage announced that it has launched the construction of its Koné project, with first gold production scheduled for Q2-2027. Significant progress is being made to rapidly advance and derisk the project as early works are well underway and major construction works are set to commence in the coming weeks, once further construction equipment arrives to site. The Koné project is fully permitted.

Kurmuk

On January 22, 2025, Allied reported that earthworks at the plant terrace advanced during the quarter to near completion, while civil works and structural, mechanical, plate, and piping contractor mobilizations are in progress. Main camp construction, along with engineering and procurement activities, progressed during the quarter, with the project remaining on track and on budget. On February 20, 2025, Allied reported Kurmuk is expected to start production by mid-2026.

Mineral Park

During the quarter, Waterton’s Origin Mining continued to advance the Mineral Park project, with the installation of new crushing and milling circuits nearing completion. Project construction continues to progress on track for first ore to the mill in Q2 2025, followed by a ramp up to commercial production during the second half of 2025. At project completion the fully refurbished mill capacity will be 16.5 Mtpa.

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Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement	Date of Original Contract

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17

			$46,352	$322,000	$368,352

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 38 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Mineral Royalty Interests

The following table summarizes the mineral royalty interests owned by the Company as at December 31, 2024:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	Life of Mine	07-Aug-2014

Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	Life of Mine	04-Jan-2021

Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	Life of Mine	10-Sep-2023

Mt Todd [5]	Vista	Australia	1.0% GR	20,000	Life of Mine	13-Dec-2023

DeLamar [6]	Integra	USA	1.5% NSR	9,750	Life of Mine	20-Feb-2024

				$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)

The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)

The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar Royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Metates

On November 13, 2024, Chesapeake Gold Corp., (“Chesapeake”) announced that it’s lawsuit against the Dirección General de Minas of Mexico (“DGM”) in response to the DGM’s cancellation of the Metates San Vicente 3 mineral concession was dismissed by the North Center III and Auxiliary Regional Chamber of the Federal Court of Administrative Justice. Chesapeake noted that San Vicente 3 is one of 12 mineral concessions comprising the Metates project. Chesapeake indicated that in the event Chesapeake is unsuccessful in reinstating San Vicente 3, Chesapeake’s current resource estimate for Metates and the ability to develop the Metates project may be materially affected. On December 2, 2024, Chesapeake noted that it had filed an appeal with the Collegiate Court in Mexico of the decision.

Black Pine

On September 25, 2024, Liberty Gold announced the receipt of a Hardrock Prospector Permit covering four areas located directly adjacent to the Black Pine project.

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DeLamar

On January 30, 2025, Integra Resources Corp., (“Integra”) highlighted Idaho’s Strategic Permitting, Efficiency, and Economic Development Act (the “SPEED” Act). The SPEED Act is an important step toward advancing important Idaho based mining projects, such as DeLamar.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at December 31, 2024 and December 31, 2023:

(in thousands)	December 31 2024	December 31 2023

Common shares held	$98,190	$246,026

Warrants held	785	652

Total long-term equity investments	$98,975	$246,678

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income (Expense). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and twelve months ended December 31, 2024 and 2023 is presented below:

Common Shares Held

	Three Months Ended December 31, 2024

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2024	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Dec 31, 2024	Realized Loss on Disposal

Kutcho	18,640	11.11%	$1,451	$-	$-	$(220)	$1,231	$-

B2Gold	12,025	0.91%	37,235	-	-	(7,819)	29,416	-

Silvercorp	3,759	1.73%	16,401	-	-	(5,116)	11,285	-

Aris	4,715	2.76%	21,865	-	-	(5,350)	16,515	-

Other			24,421	18,755	-	(3,433)	39,743	-

Total			$101,373	$18,755	$-	$(21,938)	$98,190	$-

1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [14]

	Three Months Ended December 31, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2023	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Dec 31, 2023	Realized Loss on Disposal

Kutcho	18,640	13.27%	$1,724	$-	$-	$(173)	$1,551	$-

Hecla	34,980	5.66%	136,773	-	-	31,482	168,255	-

B2Gold	12,025	0.92%	34,686	-	-	3,408	38,094	-

Aris	4,715	3.43%	10,776	-	-	4,803	15,579	-

Other			16,619	4,146	-	1,782	22,547	-

Total			$200,578	$4,146	$-	$41,302	$246,026	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2024

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2023	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2024	Realized Gain (Loss) on Disposal

Kutcho	18,640	11.11%	$1,551	$-	$-	$(320)	$1,231	$-

Hecla	-	-	168,255	-	(177,088)	8,833	-	35,768

B2Gold	12,025	0.91%	38,094	-	-	(8,678)	29,416	-

Silvercorp	3,759	1.73%	-	12,016	-	(731)	11,285	-

Aris	4,715	2.76%	15,579	-	-	936	16,515	-

Other			22,547	24,605	(12,018)	4,609	39,743	(3,543)

Total			$246,026	$36,621	$(189,106)	$4,649	$98,190	$32,225

1)

The disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation, while the disposal under “other” was as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2023	Realized Gain (Loss) on Disposal

Sabina	-	-	$30,535	$-	$(48,832)	$18,297	$-	$872

Kutcho	18,640	13.27%	3,097	-	-	(1,546)	1,551	-

Hecla	34,980	5.66%	194,668	-	(202)	(26,211)	168,255	73

B2Gold	12,025	0.92%	-	48,832	-	(10,738)	38,094	-

Aris	4,715	3.43%	11,662	-	-	3,917	15,579	-

Other			15,573	17,352	(27)	(10,351)	22,547	(990)

Total			$255,535	$66,184	$(49,061)	$(26,632)	$246,026	$(45)

1)

The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

Summarized Financial Results

	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Attributable precious metal production

Gold ounces	379,530	374,152	285,601

Silver ounces (000’s)	20,807	17,191	23,800

Palladium ounces	15,632	15,800	15,485

Cobalt pounds (000’s)	1,289	673	724

GEOs [1]	635,007	584,127	571,742

Precious metal sales

Gold ounces	332,701	327,336	293,234

Silver ounces (000’s)	16,072	14,326	21,570

Palladium ounces	17,270	13,919	15,076

Cobalt pounds (000’s)	970	1,074	1,038

GEOs [1]	532,468	506,020	555,568

Average realized price

Gold per ounce	$2,393	$1,968	$1,806

Silver per ounce	$28.49	$23.64	$21.84

Palladium per ounce	$984	$1,329	$2,133

Cobalt per pound	$14.18	$13.81	$31.00

GEO [1]	$2,413	$2,008	$1,917

Average cash cost [2]

Gold per ounce	$440	$455	$472

Silver per ounce	$4.98	$5.05	$5.33

Palladium per ounce	$179	$241	$377

Cobalt per pound [3]	$2.71	$3.30	$8.10

GEO [1]	$436	$451	$482

Average depletion [4]

Gold per ounce	$419	$382	$350

Silver per ounce	$5.64	$4.82	$5.22

Palladium per ounce	$434	$441	$399

Cobalt per pound	$12.78	$13.41	$10.26

GEO [1]	$470	$424	$418

Total revenue ($000’s)	$1,284,639	$1,016,045	$1,065,053

Net earnings ($000’s)	$529,140	$537,644	$669,126

Earnings per share

Basic	$1.167	$1.187	$1.482

Diluted	$1.165	$1.186	$1.479

Adjusted net earnings [5] ($000’s)	$640,170	$533,051	$504,912

Adjusted earnings per share [5]

Basic	$1.412	$1.177	$1.118

Diluted	$1.410	$1.176	$1.116

Cash flow from operations ($000’s)	$1,027,581	$750,809	$743,424

Dividends

Dividends paid ($000’s)	$281,166	$271,744	$270,946

Dividends paid per share	$0.62	$0.60	$0.60

Total assets ($000’s)	$7,424,457	$7,031,185	$6,759,906

Total non-current financial liabilities ($000’s)	$135,225	$19,362	$11,349

Total other liabilities ($000’s)	$29,853	$26,307	$30,882

Shareholders’ equity ($000’s)	$7,259,379	$6,985,516	$6,717,675

Shares outstanding	453,677,299	453,069,254	452,318,526

1)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

2)	Refer to discussion on non-GAAP measure (iii) on page 60 of this MD&A.
3)

Cash cost per pound of cobalt sold during 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $0.91 per pound sold. Cash cost per pound of cobalt sold during 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $1.60 per pound sold.

4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.
5)	Refer to discussion on non-GAAP measure (i) on page 58 of this MD&A.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Summary of Units Produced

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023

Gold ounces produced ²

Salobo	84,291	62,689	63,225	61,622	71,778	69,045	54,804	43,677

Sudbury [3]	5,004	3,593	4,477	5,618	5,823	3,857	5,818	6,203

Constancia	18,180	10,446	6,086	13,897	22,292	19,003	7,444	6,905

San Dimas [4]	7,263	6,882	7,089	7,542	10,024	9,995	11,166	10,754

Stillwater [5]	2,166	2,247	2,099	2,637	2,341	2,454	2,017	1,960

Other

Marmato	622	648	584	623	668	673	639	457

Minto [6]	-	-	-	-	-	-	1,292	3,063

Total Other	622	648	584	623	668	673	1,931	3,520

Total gold ounces produced	117,526	86,505	83,560	91,939	112,926	105,027	83,180	73,019

Silver ounces produced [2]

Peñasquito [7]	2,465	1,785	2,263	2,643	1,036	-	1,744	2,076

Antamina	947	925	992	806	1,030	894	984	872

Constancia	969	648	451	640	836	697	420	552

Other

Los Filos	29	26	27	48	26	32	41	45

Zinkgruvan	637	537	699	641	510	785	374	632

Neves-Corvo	494	425	432	524	573	486	407	436

Aljustrel [8]	-	-	-	-	-	327	279	343

Cozamin	192	185	177	173	185	165	184	141

Marmato	7	7	6	7	10	11	7	8

Minto [6]	-	-	-	-	-	-	14	29

Total Other	1,359	1,180	1,341	1,393	1,304	1,806	1,306	1,634

Total silver ounces produced	5,740	4,538	5,047	5,482	4,206	3,397	4,454	5,134

Palladium ounces produced ²

Stillwater [5]	2,797	4,034	4,338	4,463	4,209	4,006	3,880	3,705

Cobalt pounds produced ²

Voisey’s Bay	393	397	259	240	215	183	152	124

GEOs produced [9]	187,493	143,290	145,449	158,775	164,796	147,278	137,323	134,730

Average payable rate [2]

Gold	95.3%	95.0%	95.0%	94.7%	95.1%	95.4%	95.1%	95.1%

Silver	84.2%	83.9%	84.3%	84.5%	83.0%	78.4%	83.7%	83.1%

Palladium	97.5%	98.4%	97.3%	97.8%	98.0%	94.1%	94.1%	96.3%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEO [9]	91.4%	91.0%	90.7%	90.7%	91.6%	90.9%	90.9%	89.8%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
9)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

Summary of Units Sold

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023

Gold ounces sold

Salobo	55,170	58,101	54,962	56,841	76,656	44,444	46,030	35,966

Sudbury [2]	4,048	2,495	5,679	4,129	5,011	4,836	4,775	4,368

Constancia	17,873	5,186	6,640	20,123	19,925	12,399	9,619	6,579

San Dimas	6,990	7,022	6,801	7,933	10,472	9,695	11,354	10,651

Stillwater [3]	2,410	1,635	2,628	2,355	2,314	1,985	2,195	2,094

Other

Marmato	650	550	616	638	633	792	467	480

777	-	-	-	-	-	275	153	126

Minto	-	-	-	-	-	-	701	2,341

Santo Domingo [4]	312	447	-	-	-	-	-	-

EI Domo [4]	209	258	-	-	-	-	-	-

Total Other	1,171	1,255	616	638	633	1,067	1,321	2,947

Total gold ounces sold	87,662	75,694	77,326	92,019	115,011	74,426	75,294	62,605

Silver ounces sold

Peñasquito	1,852	1,667	1,482	1,839	442	453	1,913	1,483

Antamina	858	989	917	762	1,091	794	963	814

Constancia	797	366	422	726	665	435	674	366

Other

Los Filos	29	26	24	44	24	30	37	34

Zinkgruvan	452	488	597	297	449	714	370	520

Neves-Corvo	154	185	216	243	268	245	132	171

Aljustrel	-	-	-	1	86	142	182	205

Cozamin	158	148	158	147	141	139	150	119

Marmato	7	6	7	8	9	11	7	7

Minto	-	-	-	-	-	-	7	29

Keno Hill	-	-	-	-	-	-	-	1

777	-	-	-	-	-	2	2	-

Total Other	800	853	1,002	740	977	1,283	887	1,086

Total silver ounces sold	4,307	3,875	3,823	4,067	3,175	2,965	4,437	3,749

Palladium ounces sold

Stillwater [3]	4,434	3,761	4,301	4,774	3,339	4,242	3,392	2,946

Cobalt pounds sold

Voisey’s Bay	485	88	88	309	288	198	265	323

GEOs sold [5]	142,561	122,715	124,009	143,184	155,059	111,935	129,734	109,293

Cumulative payable units PBND [6]

Gold ounces	119,446	94,578	87,350	85,259	90,237	97,860	72,061	76,522

Silver ounces	3,260	2,733	2,801	2,368	1,802	1,486	1,790	2,531

Palladium ounces	4,439	6,186	6,018	6,198	6,666	5,607	6,122	5,751

Cobalt pounds	678	796	513	360	356	377	251	285

GEO [5]	163,562	134,269	125,906	117,930	116,610	120,203	97,331	110,362

Inventory on hand

Cobalt pounds	-	-	-	-	88	155	310	398

1)	All figures in thousands except gold and palladium ounces sold.

2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.

3)	Comprised of the Stillwater and East Boulder gold and palladium interests.

4)	The ounces sold under Santo Domingo and EI Domo relate to ounces received due to the delay ounce provision as per the respective PMPA (see footnote 3 on page 9 of this MD&A for more information).

5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

6)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

Quarterly Financial Review 1

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023

Gold ounces sold	87,662	75,694	77,326	92,019	115,011	74,426	75,294	62,605

Realized price [2]	$2,677	$2,491	$2,356	$2,072	$2,006	$1,944	$1,986	$1,904

Gold sales	$234,690	$188,521	$182,150	$190,689	$230,716	$144,707	$149,511	$119,196

Silver ounces sold	4,307	3,875	3,823	4,067	3,175	2,965	4,437	3,749

Realized price [2]	$31.28	$29.71	$29.11	$23.77	$23.77	$23.73	$24.13	$22.85

Silver sales	$134,733	$115,149	$111,291	$96,658	$75,465	$70,372	$107,081	$85,678

Palladium ounces sold	4,434	3,761	4,301	4,774	3,339	4,242	3,392	2,946

Realized price [2]	$1,008	$969	$979	$980	$1,070	$1,251	$1,438	$1,607

Palladium sales	$4,468	$3,644	$4,210	$4,677	$3,574	$5,307	$4,879	$4,735

Cobalt pounds sold	485	88	88	309	288	198	265	323

Realized price [2]	$13.66	$10.65	$16.02	$15.49	$12.92	$13.87	$13.23	$15.04

Cobalt sales	$6,625	$939	$1,413	$4,782	$3,716	$2,751	$3,501	$4,856

Total sales	$380,516	$308,253	$299,064	$296,806	$313,471	$223,137	$264,972	$214,465

Cash cost [2,3]

Gold / oz	$440	$440	$441	$439	$437	$444	$461	$496

Silver / oz	$5.16	$5.03	$4.95	$4.77	$5.02	$5.10	$5.01	$5.07

Palladium / oz	$184	$173	$175	$182	$198	$223	$261	$294

Cobalt / lb [5]	$2.59	$2.15	$3.11	$2.96	$3.14	$3.66	$3.20	$3.30

Depletion [2]

Gold / oz [4]	$420	$418	$438	$404	$405	$381	$365	$360

Silver / oz	$5.90	$5.89	$5.76	$5.03	$5.29	$4.57	$4.92	$4.48

Palladium / oz	$429	$429	$429	$445	$445	$459	$445	$408

Cobalt / lb	$12.78	$12.78	$12.78	$12.77	$12.80	$12.98	$13.85	$13.85

Gain on disposal of PMPA	$-	$-	$-	$-	$-	$-	$5,027	$-

Impairment	$108,861	$-	$-	$-	$-	$-	$-	$-

Net earnings	$88,148	$154,635	$122,317	$164,041	$168,435	$116,371	$141,448	$111,391

Per share

Basic	$0.194	$0.341	$0.270	$0.362	$0.372	$0.257	$0.312	$0.246

Diluted	$0.194	$0.340	$0.269	$0.362	$0.371	$0.257	$0.312	$0.246

Adjusted net earnings [3]	$198,969	$152,803	$149,565	$138,834	$164,569	$121,467	$142,584	$104,431

Per share

Basic	$0.439	$0.337	$0.330	$0.306	$0.363	$0.268	$0.315	$0.231

Diluted	$0.438	$0.336	$0.329	$0.306	$0.363	$0.268	$0.314	$0.230

Cash flow from operations	$319,471	$254,337	$234,393	$219,380	$242,226	$171,103	$202,376	$135,104

Per share [3]

Basic	$0.704	$0.561	$0.517	$0.484	$0.535	$0.378	$0.447	$0.299

Diluted	$0.703	$0.560	$0.516	$0.484	$0.534	$0.377	$0.446	$0.298

Dividends declared	$70,318	$70,314	$70,273	$70,261	$67,950	$67,946	$67,938	$67,910

Per share	$0.155	$0.155	$0.155	$0.155	$0.150	$0.150	$0.150	$0.150

Total assets	$7,424,457	$7,386,179	$7,247,082	$7,180,455	$7,031,185	$6,881,515	$6,879,905	$6,905,479

Total liabilities	$165,078	$126,165	$87,410	$101,260	$45,669	$38,254	$33,492	$93,025

Total shareholders’ equity	$7,259,379	$7,260,014	$7,159,672	$7,079,195	$6,985,516	$6,843,261	$6,846,413	$6,812,454

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.

2)	Expressed as dollars per ounce and for cobalt per pound.

3)	Refer to discussion on non-GAAP beginning on page 58 of this MD&A.

4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.

5)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 included an inventory write-down of $1.6 million. During the three months ended March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023, the cobalt inventory sold was net of the inventory write-down taken in 2022 in the amount of $1.0 million, $0.5 million, $0.1 million and $0.02 million, respectively, resulting in a decrease to the reported cost of cobalt sold of $3.18 per pound of cobalt sold, $1.81 per pound of cobalt sold, $0.51 per pound of cobalt sold and $0.08 per pound of cobalt sold, respectively.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Results of Operations For The Three Months Ended December 31, 2024 and 2023

The following two tables present the results of operations based on the Company’s reportable operating segments.

Three Months Ended December 31, 2024

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Impairment Charges [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	84,291	55,170		$2,676		$425		$378	$147,610	$-	$103,323	$121,254	$2,595,485

Sudbury [6]	5,004	4,048		2,709		400		1,326	10,968	-	3,982	9,853	241,551

Constancia	18,180	17,873		2,676		425		323	47,821	-	34,463	40,232	64,326

San Dimas	7,263	6,990		2,676		637		290	18,704	-	12,226	14,251	136,481

Stillwater	2,166	2,410		2,676		481		421	6,448	-	4,275	5,289	207,460

Other [7]	622	1,171		2,681		265		1,485	3,139	-	1,089	2,828	981,316

	117,526	87,662		$2,677		$440		$420	$234,690	$-	$159,358	$193,707	$4,226,619

Silver

Peñasquito	2,465	1,852		$31.48		$4.50		$4.86	$58,293	$-	$40,965	$49,960	$244,465

Antamina	947	858		31.48		6.28		8.46	27,009	-	14,360	21,619	490,771

Constancia	969	797		31.48		6.26		6.10	25,084	-	15,232	20,096	165,378

Other [8]	1,359	800		30.43		4.37		5.34	24,347	-	16,570	25,204	662,630

	5,740	4,307		$31.28		$5.16		$5.90	$134,733	$-	$87,127	$116,879	$1,563,244

Palladium

Stillwater	2,797	4,434		$1,008		$184		$429	$4,468	$-	$1,749	$3,653	$213,179

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	2,797	4,434		$1,008		$184		$429	$4,468	$-	$1,749	$3,653	$291,993

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	393	485		$13.66		$2.59		$12.78	$6,625	$(108,861)	$(109,688)	$4,618	$230,689

Operating results									$380,516	$(108,861)	$138,546	$318,857	$6,379,580

Other

General and administrative											$(10,475)	$(6,996)

Share based compensation											(6,118)	-

Donations and community investments											(4,332)	(3,913)

Finance costs											(1,404)	(1,046)

Other											9,138	6,787

Income tax											(37,207)	5,782

Total other											$(50,398)	$614	$1,044,877

											$88,148	$319,471	$7,424,457

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 60 of this MD&A.

4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.

5)	Refer to page 29 of this MD&A for more information.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.

7)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Copper World, Santo Domingo, Fenix, Blackwater, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provisions of each of the Santo Domingo and El Domo PMPAs (see footnote 3 on page 9 of this MD&A for more information).

8)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Pascua-Lama, Copper World, Navidad, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

Three Months Ended December 31, 2023

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	71,778	76,656		$2,005		$420		$393	$153,717	$91,390	$121,491	$2,681,419

Sudbury [4]	5,823	5,011		2,023		400		1,145	10,137	2,394	8,134	262,485

Constancia	22,292	19,925		2,005		420		316	39,954	25,288	31,578	80,265

San Dimas	10,024	10,472		2,005		631		279	20,999	11,479	14,395	144,722

Stillwater	2,341	2,314		2,005		352		510	4,640	2,645	3,826	211,469

Other [5]	668	633		2,005		350		527	1,269	714	1,047	603,689

	112,926	115,011		$2,006		$437		$405	$230,716	$133,910	$180,471	$3,984,049

Silver

Peñasquito	1,036	442		$23.87		$4.43		$4.06	$10,547	$6,794	$8,589	$276,232

Antamina	1,030	1,091		23.87		4.73		7.06	26,043	13,190	20,887	519,530

Constancia	836	665		23.87		6.20		6.24	15,879	7,601	11,755	179,583

Other [6]	1,304	977		23.55		4.82		3.22	22,996	15,138	18,909	582,113

	4,206	3,175		$23.77		$5.02		$5.29	$75,465	$42,723	$60,140	$1,557,458

Palladium

Stillwater	4,209	3,339		$1,070		$198		$445	$3,574	$1,426	$2,912	$220,667

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Cobalt

Voisey’s Bay	215	288		$12.92		$3.14 [7]		$12.80	$3,716	$(871)	$2,016	$350,816

Operating results									$313,471	$177,188	$245,539	$6,122,441

Other

General and administrative										$(9,244)	$(6,490)

Share based compensation										(6,527)	-

Donations and community investments										(2,208)	(2,143)

Finance costs										(1,371)	(1,083)

Other										7,311	7,351

Income tax										3,286	(948)

Total other										$(8,753)	$(3,313)	$908,744

										$168,435	$242,226	$7,031,185

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 60 of this MD&A.

4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.

5)

Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, El Domo, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests, the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater, El Domo and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the third quarter of 2025.

7)	Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million, resulting in a decrease of $0.08 per pound of cobalt sold.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

Comparative Results of Operations on a GEO Basis

	Q4 2024	Q4 2023	Change	Change

GEO Production [1,2]	187,493	164,796	22,696	13.8%
GEO Sales [2]	142,561	155,059	(12,498)	(8.1)%

Average price per GEO sold [2]	$2,669	$2,022	$647	32.0%

Revenue	$380,516	$313,471	$67,045	21.4%

Cost of sales, excluding depletion	$64,236	$67,757	$3,521	5.2%

Depletion	68,873	68,526	(347)	(0.5)%

Cost of Sales	$133,109	$136,283	$3,174	2.3%

Gross Margin	$247,407	$177,188	$70,219	39.6%

General and administrative expenses	10,475	9,244	(1,231)	(13.3)%

Share based compensation	6,118	6,527	409	6.3%

Donations and community investments	4,332	2,208	(2,124)	(96.2)%

Impairment of mineral stream interests	108,861	-	(108,861)	n.a.

Earnings from Operations	$117,621	$159,209	$(41,588)	(26.1)%

Other income (expense)	9,138	7,311	1,827	25.0%

Earnings before finance costs and income taxes	$126,759	$166,520	$(39,761)	(23.9)%

Finance costs	1,404	1,371	(33)	(2.4)%

Earnings before income taxes	$125,355	$165,149	$(39,794)	(24.1)%

Income tax expense	37,207	(3,286)	(40,493)	(1,232.3)%

Net earnings	$88,148	$168,435	$(80,287)	(47.7)%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

GEO Production

For the three months ended December 31, 2024, attributable GEO production was 187,500 ounces, with the 22,700 ounce increase from the comparable period in 2023 being primarily attributable to the following factors:

•

16,400 ounce or 138% increase from Peñasquito (1,429,000 silver ounces), as prior year operations were impacted by a labour strike which began on June 7, 2023 and ended on October 13, 2023 with the safe ramp-up of operations beginning after the end of the strike;

•

12,500 ounce or 17% increase from Salobo representing record production, primarily the result of higher throughput and grades. From a throughput perspective, the three 12 mtpa lines operated at approximately 94% of capacity during Q4-2024, as compared to approximately 83% during Q4-2023; and

•

1,200 ounce or 83% increase from Voisey’s Bay (178,000 cobalt pounds), primarily attributable to the mining of higher grade material as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground mine nears completion; partially offset by

•	2,800 ounce or 28% decrease from San Dimas, primarily due to lower grades;

•	2,600 ounce or 8% decrease from Constancia (comprised of 4,100 gold ounces and 134,000 silver ounces), primarily due to lower grades resulting from reduced feed from Pampacancha; and

•

900 ounce or 20% decrease from Stillwater (comprised of 200 gold ounces and 1,400 palladium ounces), primarily due to lower throughput as Stillwater West operations were into care and maintenance on September 12, 2024, as more fully explained on page 10 of this MD&A.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

Net Earnings

For the three months ended December 31, 2024, net earnings amounted to $88 million, with the $80 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended December 31, 2023		$168,435

Variance in gross margin

Variance in revenue due to:

Payable gold production	$9,271

Payable silver production	31,949

Payable palladium production	(1,831)

Payable cobalt production	2,150

Total payable production		$41,539

Changes in inventory and PBND		(66,812)

Changes in delay ounces received [1]		1,400

Prices realized per ounce sold		90,918

Total increase to revenue		$67,045

Variance in cost of sales due to:

GEO payable production volume		$(19,172)

GEO payable production mix differences		2,755

Changes in inventory and PBND		26,457

Changes in delay ounces [1]		(1,396)

Cash cost per ounce		(2,105)

Depletion per ounce		(3,365)

Total decrease to cost of sales		$3,174

Total increase to gross margin		$70,219

Other variances

Impairment of mineral stream interests (see page 29)		(108,861)

General and administrative expenses (see page 30)		(1,231)

Share based compensation (see page 30)		409

Donations and community investment (see page 31)		(2,124)

Other income / expense (see page 31)		1,827

Finance costs (see page 31)		(33)

Income taxes (see page 32)		(40,493)

Total decrease in net earnings		$(80,287)

Net earnings for the three months ended December 31, 2024		$88,148

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

Results of Operations For The Year Ended December 31, 2024 and 2023

The following two tables present the results of operations based on the Company’s reportable operating segments.

Year Ended December 31, 2024

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Impairment Charges [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	271,827	225,074		$2,397		$425		$382	$539,583	$-	$358,081	$444,015	$2,595,485

Sudbury [6]	18,692	16,351		2,391		400		1,280	39,098	-	11,623	32,571	241,551

Constancia	48,609	49,822		2,370		422		320	118,096	-	81,126	97,066	64,326

San Dimas	28,776	28,746		2,388		635		287	68,654	-	42,166	50,407	136,481

Stillwater	9,149	9,028		2,392		425		444	21,592	-	13,743	17,752	207,460

Other [7]	2,477	3,680		2,453		284		1,192	9,028	-	3,596	7,982	981,316

	379,530	332,701		$2,393		$440		$419	$796,051	$-	$510,335	$649,793	$4,226,619

Silver

Peñasquito	9,156	6,840		$28.34		$4.50		$4.64	$193,871	$-	$131,325	$163,092	$244,465

Antamina	3,670	3,526		28.56		5.74		8.16	100,719	-	51,738	80,497	490,771

Constancia	2,708	2,311		28.25		6.23		6.15	65,264	-	36,676	50,881	165,378

Other [8]	5,273	3,395		28.85		4.31		4.71	97,976	-	67,356	85,230	662,630

	20,807	16,072		$28.49		$4.98		$5.64	$457,830	$-	$287,095	$379,700	$1,563,244

Palladium

Stillwater	15,632	17,270		$984		$179		$434	$16,999	$-	$6,423	$13,911	$213,179

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	15,632	17,270		$984		$179		$434	$16,999	$-	$6,423	$13,911	$291,993

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	1,289	970		$14.18		$2.71		$12.78	$13,759	$(108,861)	$(110,127)	$14,025	$230,689

Operating results									$1,284,639	$(108,861)	$693,726	$1,057,429	$6,379,580

Other

General and administrative											$(40,668)	$(38,130)

Share based compensation											(23,268)	(11,129)

Donations and community investments											(8,958)	(8,098)

Finance costs											(5,549)	(4,280)

Other											29,061	23,273

Income tax											(115,204)	8,516

Total other											$(164,586)	$(29,848)	$1,044,877

											$529,140	$1,027,581	$7,424,457

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 60 of this MD&A.

4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.

5)	Refer to page 29 of this MD&A for more information.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.

7)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Copper World, Santo Domingo, Fenix, Blackwater, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provisions of each of the Santo Domingo and El Domo PMPAs (see footnote 3 on page 9 of this MD&A for more information).

8)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Pascua-Lama, Copper World, Navidad, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [24]

Year Ended December 31, 2023

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	239,304	203,096		$1,969		$420		$354	$399,936	$-	$242,676	$314,555	$2,681,419

Sudbury [5]	21,701	18,990		1,971		400		1,102	37,432	-	8,905	29,554	262,485

Constancia	55,644	48,522		1,972		419		316	95,672	-	60,039	75,357	80,265

San Dimas	41,939	42,172		1,960		628		264	82,656	-	45,014	56,157	144,722

Stillwater	8,772	8,588		1,961		348		510	16,842	-	9,470	13,853	211,469

Other [6]	6,792	5,968		1,942		1,037		209	11,593	-	4,152	5,137	603,689

	374,152	327,336		$1,968		$455		$382	$644,131	$-	$370,256	$494,613	$3,984,049

Silver

Peñasquito	4,856	4,291		$23.66		$4.43		$4.06	$101,514	$-	$65,062	$82,504	$276,232

Antamina	3,780	3,662		23.72		4.70		7.06	86,855	-	43,814	69,652	519,530

Constancia	2,505	2,140		23.79		6.17		6.24	50,913	-	24,352	37,716	179,583

Other [7]	6,050	4,233		23.47		5.41		2.92	99,312	5,027	69,106	74,272	582,113

	17,191	14,326		$23.64		$5.05		$4.82	$338,594	$5,027	$202,334	$264,144	$1,557,458

Palladium

Stillwater	15,800	13,919		$1,329		$241		$441	$18,496	$-	$8,991	$15,135	$220,667

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Cobalt

Voisey’s Bay	673	1,074		$13.81		$3.30 [8]		$13.41	$14,824	$-	$(3,114)	$15,071	$350,816

Operating results									$1,016,045	$5,027	$578,467	$788,963	$6,122,441

Other

General and administrative											$(38,165)	$(36,025)

Share based compensation											(22,744)	(16,675)

Donations and community investments											(7,261)	(7,039)

Finance costs											(5,510)	(4,230)

Other											34,271	32,007

Income tax											(1,414)	(6,192)

Total other											$(40,823)	$(38,154)	$908,744

											$537,644	$750,809	$7,031,185

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 60 of this MD&A.
4)	Refer to page 29 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, El Domo, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater, El Domo and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the third quarter of 2025.

8)

Cash cost per pound of cobalt sold during the year ended December 31, 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $0.91 per pound of cobalt sold.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [25]

Comparative Results of Operations on a GEO Basis

	2024	2023	Change	Change

GEO Production [1,2]	635,007	584,127	50,881	8.7%

GEO Sales [2]	532,468	506,020	26,448	5.2%

Average price per GEO sold [2]	$2,413	$2,008	$405	20.2%

Revenue	$1,284,639	$1,016,045	$268,594	26.4%

Cost of sales, excluding depletion	$235,108	$228,171	$(6,937)	(3.0)%

Depletion	246,944	214,434	(32,510)	(15.2)%

Cost of Sales	$482,052	$442,605	$(39,447)	(8.9)%

Gross Margin	$802,587	$573,440	$229,147	40.0%

General and administrative expenses	40,668	38,165	(2,503)	(6.6)%

Share based compensation	23,268	22,744	(524)	(2.3)%

Donations and community investments	8,958	7,261	(1,697)	(23.4)%

Impairment of mineral stream interests	108,861	-	(108,861)	n.a.

Earnings from Operations	$620,832	$505,270	$115,562	22.9%

Gain on disposal of mineral stream interests	-	5,027	(5,027)	(100.0)%

Other income (expense)	29,061	34,271	(5,210)	(15.2)%

Earnings before finance costs and income taxes	$649,893	$544,568	$105,325	19.3%

Finance costs	5,549	5,510	(39)	(0.7)%

Earnings before income taxes	$644,344	$539,058	$105,286	19.5%

Income tax expense	115,204	1,414	(113,790)	(8,047.4)%

Net earnings	$529,140	$537,644	$(8,504)	(1.6)%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [26]

GEO Production

For the year ended December 31, 2024, attributable GEO production was 635,000 ounces, with the 50,900 ounce increase from the comparable period in 2023 being primarily attributable to the following factors:

•

49,500 ounce or 89% increase from Peñasquito (4,301,000 silver ounces), primarily due to higher grades and throughput, with prior year operations being impacted by a labour strike which lasted from June 7 to October 13, 2023;

•

32,500 ounce or 14% increase from Salobo, with production from the third concentrator line commencing at the end of 2022 and achieving the initial completion test of 32 Mtpa in Q4 2023, partially offset by lower grades. From a throughput perspective, the three 12 mtpa lines operated at approximately 85% of capacity during 2024 as compared to approximately 69% during 2023; and

•

4,000 ounce or 92% increase from Voisey’s Bay (616,000 cobalt pounds), primarily attributable to the mining of higher grade material as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground mine nears completion; partially offset by

•

13,200 ounce or 17% decrease from the Other mines (comprised of 4,300 gold ounces and 775,000 silver ounces), primarily due to the closure of the Minto mine in May 2023 and the temporary suspension of attributable production from Aljustrel;

•	13,200 ounce or 31% decrease from San Dimas, primarily due to lower throughput and grades;

•

4,700 ounce or 6% decrease from Constancia (comprised of 7,000 gold ounces and 203,000 silver ounces), primarily due to lower grades largely due to the planned stripping activity in the Pampacancha pit, which commenced in the second quarter, and was completed in the third quarter; and

•	3,000 ounce or 14% decrease from Sudbury, primarily due to lower grades and recoveries, partially offset by higher throughput.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [27]

Net Earnings

For the year ended December 31, 2024, net earnings amounted to $529 million, with the $9 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the year ended December 31, 2023		$537,644

Variance in gross margin

Variance in revenue due to:

Payable gold production	$9,024

Payable silver production	79,906

Payable palladium production	(589)

Payable cobalt production	7,938

Total payable production		$96,279

Changes in inventory and PBND		(43,841)

Changes in delay ounces received [1]		3,146

Prices realized per ounce sold		213,010

Total increase to revenue		$268,594

Variance in cost of sales due to:

GEO payable production volume		$(46,855)

GEO payable production mix differences		13,414

Changes in inventory and PBND		21,612
Changes in delay ounces [1]		(3,095)

Cash cost per ounce		(5,336)

Depletion per ounce		(19,187)

Total increase to cost of sales		$(39,447)

Total increase to gross margin		$229,147

Other variances

Gain on disposal of mineral stream interest (see page 29)		(5,027)

Impairment of mineral stream interests (see page 29)		(108,861)

General and administrative expenses (see page 30)		(2,503)

Donations and community investment (see page 31)		(1,697)

Share based compensation (see page 30)		(524)

Other income / expense (see page 31)		(5,210)

Finance costs (see page 31)		(39)

Income taxes (see page 32)		(113,790)

Total decrease in net earnings		$(8,504)

Net earnings for the year ended December 31, 2024		$529,140

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [28]

Impairment of Mineral Stream Interests

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

Based on the Company’s analysis, the following PMPA was determined to be impaired:

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2024	2023	2024	2023

Cobalt Interests

Voisey’s Bay	$108,861	$-	108,861	-

Total impairment expense	$108,861	$-	$108,861	$-

Voisey’s Bay – Indicator of Impairment at December 31, 2024

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million.

At December 31, 2024, the Company determined there to be an impairment charge relative to the Voisey’s Bay cobalt interest (“Voisey’s Bay PMPA”) due to a significant and sustained decline in market cobalt prices. The Voisey’s Bay PMPA had a carrying value at December 31, 2024 of $340 million. Management estimated that the recoverable amount at December 31, 2024 under the Voisey’s Bay PMPA was $231 million, representing its FVLCD and resulting in an impairment charge of $109 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated using an average discount rate of 5.5% and the market price of cobalt of $13.62 per pound. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

Gain on Disposal of Mineral Stream Interest

Goose

During the year ended December 31, 2023, the Company reflected a gain on the partial buyback of 33% of the Goose PMPA by B2Gold of $5 million, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Goose	$46,400

Less: 33% carrying value	(41,373)

Gain on partial disposal of the Goose PMPA	$5,027

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [29]

General and Administrative

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2024	2023	2024	2023

Corporate

Salaries and benefits	$3,683	$3,230	$15,103	$14,127

Depreciation	220	246	904	1,026

Professional fees	1,353	1,526	2,781	3,414

Business travel	392	232	1,684	1,141

Director fees	269	275	1,078	1,095

Business taxes	42	48	737	798

Audit and regulatory	589	540	3,026	3,211

Insurance	485	502	1,822	2,052

Other	1,151	842	4,495	3,896

General and administrative - corporate	$8,184	$7,441	$31,630	$30,760

Subsidiaries

Salaries and benefits	$1,366	$821	$5,396	$4,287

Depreciation	98	123	455	466

Professional fees	198	228	911	618

Business travel	135	123	433	346

Director fees	52	45	218	199

Business taxes	75	46	270	252

Insurance	13	7	56	46

Other	354	410	1,299	1,191

General and administrative - subsidiaries	$2,291	$1,803	$9,038	$7,405

Consolidated general and administrative	$10,475	$9,244	$40,668	$38,165

For the three months and year ended December 31, 2024, general and administrative expenses increased by $1 million and $3 million, respectively, relative to the comparable periods in the previous year, primarily the result of higher estimated employee performance bonuses coupled with higher business travel.

Share Based Compensation

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2024	2023	2024	2023

Equity settled share based compensation [1]

Stock options	$733	$518	$2,837	$2,607

Restricted share units	992	787	3,866	3,831

Cash settled share based compensation

PSUs	4,393	5,222	16,565	16,306

Total share based compensation	$6,118	$6,527	$23,268	$22,744

1)	Equity settled share based compensation is a non-cash expense.

For the three months and year ended December 31, 2024, share based compensation was virtually unchanged relative to the comparable periods in the previous year.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [30]

Donations and Community Investments

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2024	2023	2024	2023

Local donations and community investments [1]	$983	$713	$2,934	$2,649

Partner donations and community investments [2]	3,349	1,495	6,024	4,612

Total donations and community investments	$4,332	$2,208	$8,958	$7,261

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.

Other Income (Expense)

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2024	2023	2024	2023

Interest income	$7,925	$9,913	$24,826	$34,862

Dividend income	525	700	2,188	2,316

Foreign exchange gain (loss)	1,650	(334)	2,095	51

Gain (loss) on fair value adjustment of share purchase warrants held	(910)	217	(8)	(31)

Other	(52)	(3,185)	(40)	(2,927)

Total other income (expense)	$9,138	$7,311	$29,061	$34,271

Interest Income

For the three months ended December 31 2024, interest income decreased by $2 million, a result of the average cash balance during the period decreasing from approximately $739 million with an average rate of return of 5.2% to approximately $605 million with an average rate of return of 4.6%.

For the twelve months ended December 31, 2024, interest income decreased by $10 million, a result of the average cash balance during the period decreasing from approximately $710 million with an average rate of return of 4.8% to approximately $466 million with an average rate of return of 5.0%.

Foreign exchange gain (loss)

For the three months and year ended December 31 2024, foreign exchange gain increased by $2 million, a result of the weakening of the Canadian dollar relative to the United States dollar during Q4-2024 of approximately 9% relative to both periods, with this weakening dollar resulting in a lower converted value for the Company’s Canadian dollar denominated monetary liabilities.

Finance Costs

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2024	2023	2024	2023

Costs related to undrawn credit facilities	$1,337	$1,286	$5,347	$5,162

Interest expense - lease liabilities	67	76	284	207

Letter of guarantee	-	9	(82)	141

Total finance costs	$1,404	$1,371	$5,549	$5,510

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [31]

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2024	2023	2024	2023

Current income tax expense (recovery)	$753	$158	$(1,275)	$(2,372)

Global minimum income tax expense	35,144	-	113,505	-

Total current income tax expense (recovery)	$35,897	$158	$112,230	$(2,372)

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$(4,218)	$(1,058)	$(318)	$2,427

Write down (reversal of write down) or recognition of prior period temporary differences	5,528	(2,386)	3,292	1,359

Total deferred income tax expense (recovery)	$1,310	$(3,444)	$2,974	$3,786

Total income tax expense (recovery) recognized in net earnings	$37,207	$(3,286)	$115,204	$1,414

On June 20, 2024, Canada’s Global Minimum Tax Act (“GMTA”), received royal assent. The GMTA enacts the OECD Pillar Two model rules (“Pillar Two”) where in scope companies are subject to a 15% global minimum tax (GMT) for fiscal years commencing on or after December 31, 2023. With the enactment of the GMTA on June 20, 2024, the income of the Company’s Cayman Island subsidiaries, who have a statutory tax rate of 0%, are subject to the GMTA. For the three months ended December 31, 2024 an amount of $35 million current tax expense associated with GMT was recorded (twelve months - $114 million). GMT accrued to December 31, 2024 is payable on or before June 30, 2026 (18 months following year-end).

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

Liquidity and Capital Resources1

As at December 31, 2024, the Company had cash and cash equivalents of $818 million (December 31, 2023 - $547 million) and no debt outstanding under its Revolving Facility (December 31, 2023 - $NIL).

In the opinion of management, the $818 million of cash and cash equivalents as at December 31, 2024, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed in the Contractual Obligations and Contingencies section on pages 36 through 38 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [32]

A summary of the Company’s cash flow activity is as follows:

Three Months Ended December 31, 2024

Cash Flows From Operating Activities

During the three months ended December 31, 2024, the Company generated operating cash flows of $319 million, with the $77 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended December 31, 2023	$242,226

Variance attributable to revenue (see page 23):	$67,045

Changes in accounts receivable	4,102

Total increase to cash inflows attributable to sales	$71,147

Variance attributable to cost of sales, excluding depletion:

Sales volume	$5,424

Sales mix differences	202

Cost per ounce	(2,104)

Cost related to delay ounces [1]	1,396

Changes in working capital, excluding accounts receivable	(2,747)

Total decrease to cash outflows attributable to cost of sales	$2,171

Total increase to net cash inflows attributable to gross margin	$73,318

Other variances:

General and administrative	(506)

Donation and community investment	(1,770)

Finance costs	37

Income taxes	6,730

Other	(564)

Total increase to net cash inflows	$77,245

Operating cash inflow for the three months ended December 31, 2024	$319,471

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

Cash Flows From Financing Activities

During the three months ended December 31, 2024, the Company had net cash outflows from financing activities of $70 million, as compared to $65 million for the comparable period of the previous year, with the major sources (uses) of cash flows being as follows:

	Three Months Ended December 31

(in thousands)	2024	2023

Credit facility extension fees	$(1)	$-

Share purchase options exercised	181	1,812

Lease payments	(150)	(143)

Dividends paid	(69,942)	(67,025)

Cash used for financing activities	$(69,912)	$(65,356)

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [33]

Cash Flows From Investing Activities

During the three months ended December 31, 2024, the Company had net cash outflows from investing activities of $125 million, as compared to $464 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Three Months Ended December 31

(in thousands)	2024	2023
(Payments) repayments for the acquisition of PMPAs [1]:

Mineral Park PMPA	$(25,000)	$-

El Domo PMPA [2]	13,250	-

Blackwater Gold PMPA	-	(10,000)

Blackwater Silver PMPA	-	(35,200)

Marmato PMPA	(40,016)	-

Cangrejos PMPA	(6,000)	(16,700)

Salobo Expansion PMPA	-	(370,000)

Curraghinalt PMPA	-	(20,000)

Kurmuk PMPA	(43,750)	-

	($101,516)	$(451,900)

Acquisition of long-term equity investments	(18,755)	(4,200)

Payments for the acquisition of new royalty agreements:

Mt Todd Royalty	-	(3,000)

Investment in subscription receipts [3]	(3,114)	(4,500)

Other	(1,882)	(734)

Total cash (used for) generated from investing activities	$(125,267)	$(464,334)

1)	Excludes closing costs.
2)

On November 8, 2024, Silvercorp made a temporary repayment of amounts advanced under the El Domo PMPA, which ended Silvercorp’s requirement to make delay ounce payments under the PMPA (see footnote 3 on page 9 of this MD&A for more information).

3)	The subscription rights relating to the prior year were converted to common shares during the first quarter of 2024 and will be reclassified to long-term equity investments.

Year Ended December 31, 2024

Cash Flows From Operating Activities

During the year ended December 31, 2024, the Company generated operating cash flows of $1,028 million, with the $277 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the year ended December 31, 2023	$750,809

Variance attributable to revenue (see page 28):	$268,594

Changes in accounts receivable	4,793

Total increase to cash inflows attributable to sales	$273,387

Variance attributable to cost of sales, excluding depletion:

Sales volume	$(11,720)

Sales mix differences	10,120

Cost per ounce	(5,338)

Cost related to delay ounces [1]	3,095

Changes in working capital, excluding accounts receivable	(1,078)

Total increase to cash outflows attributable to cost of sales	$(4,921)

Total increase to net cash inflows attributable to gross margin	$268,466

Other variances:

General and administrative	(2,105)

Donation and community investment	(1,059)

Share based compensation - PSUs	5,546

Finance costs	(50)

Income taxes	14,708

Other	(8,734)

Total increase to net cash inflows	$276,772

Operating cash inflow for the year ended December 31, 2024	$1,027,581

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [34]

Cash Flows From Financing Activities

During the year ended December 31, 2024, the Company had net cash outflows from financing activities of $267 million, as compared to $254 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Years Ended December 31

(in thousands)	2024	2023

Credit facility extension fees	$(937)	$(859)

Share purchase options exercised	13,192	12,415

Lease payments	(594)	(691)

Dividends paid	(279,050)	(265,109)

Cash used for financing activities	$(267,389)	$(254,244)

Cash Flows From Investing Activities

During the year ended December 31, 2024, the Company had net cash outflows from investing activities of $488 million, as compared to $647 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Years Ended December 31

(in thousands)	2024	2023

(Payments) repayments for the acquisition of PMPAs [1]:

Platreef PMPA	$(411,500)	$-

Kudz Ze Kayah PMPA	(38,500)	-

El Domo PMPA [2]	13,150	(150)

Mineral Park PMPA	(75,000)	-

Panoro early deposit PMPA	-	(1,000)

Goose PMPA	-	(62,500)

Blackwater Gold PMPA	-	(40,000)

Blackwater Silver PMPA	-	(140,800)

Cangrejos PMPA	(16,200)	(28,700)

Marmato PMPA	(40,016)	-

Salobo Expansion PMPA	-	(370,000)
Curraghinalt PMPA	-	(20,000)

Kurmuk PMPA	(43,750)	-
	$(611,816)	$(663,150)

Net proceeds on disposition of PMPA

Goose PMPA	-	46,400

Acquisition of long-term equity investments	(20,234)	(17,447)

Proceeds on disposal of long-term equity investments	177,088	-

Payments for the acquisition of new Royalty Agreement:

Black Pine Royalty	-	(3,602)

DeLamar Royalty	(9,750)	-

Mt Todd Royalty	(17,000)	(3,000)

Investment in subscription receipts [3]	(3,114)	(4,500)

Other	(3,477)	(1,347)

Total cash used for investing activities	$(488,303)	$(646,646)

1)	Excludes closing costs.
2)

On November 8, 2024, Silvercorp made a temporary repayment of amounts advanced under the El Domo PMPA, which ended Silvercorp’s requirement to make delay ounce payments (see footnote 3 on page 9 of this MD&A for more information).

3)	The subscription rights relating to the prior year were converted to common shares during the first quarter of 2024 and will be reclassified to long-term equity investments.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [35]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following tables summarize the Company’s commitments to make per-ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement		Date of Original Contract

Constancia	50%		$425	²	Life of Mine		8-Aug-12

Salobo	75%		$429		Life of Mine		28-Feb-13

Sudbury	70%		$400		20 years		28-Feb-13

San Dimas	variable	³	$637		Life of Mine		10-May-18

Stillwater	100%		18%	[4]	Life of Mine		16-Jul-18

Marathon	100%	[5]	18%	[4]	Life of Mine		26-Jan-22

Other

Copper World	100%		$450		Life of Mine		10-Feb-10

Marmato	10.5%	[5]	18%	[4]	Life of Mine		5-Nov-20

Santo Domingo	100%	[5]	18%	[4]	Life of Mine		24-Mar-21

Fenix	22%	[6]	20%		Life of Mine		15-Nov-21

Blackwater	8%	[5]	35%		Life of Mine		13-Dec-21

El Domo	50%	[5]	18%	[4]	Life of Mine		17-Jan-22

Goose	2.78%	[5]	18%	[4]	Life of Mine		8-Feb-22

Cangrejos	6.6%	[5]	18%	[4]	Life of Mine		16-May-23

Platreef	62.5%	[5]	$100	[5]	Life of Mine	[5]	7-Dec-21	[8]

Curraghinalt	3.05%	[5]	18%	[4]	Life of Mine		15-Nov-23

Kudz Ze Kayah	6.875%	[7]	20%		Life of Mine		22-Dec-21	[8]

Koné	19.5%	[5]	20%	[9]	Life of Mine		23-Oct-24

Kurmuk	6.7%	[5]	15%		Life of Mine		5-Dec-24

Early Deposit

Toroparu	10%		$400		Life of Mine		11-Nov-13

Cotabambas	25%	[5]	$450		Life of Mine		21-Mar-16

Kutcho	100%		20%		Life of Mine		14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
e.	El Domo – reduced to 33% once the Company has received 145,000 ounces of gold.
f.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
g.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
h.

Platreef – reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

i.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
j.

Koné - reduced to 10.8% once the Company has received 400,000 ounces of gold, subject to adjustment if there are delays in deliveries relative to an agreed schedule, with a further reduction to 5.4% once the Company has received an additional 130,000 ounces of gold.

k.

Kurmuk – reduced to 4.8% once the Company has received 220,000 ounces of gold. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop down threshold is reached.

l.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)

On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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7)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.
9)	Until October 23, 2029, there is a price adjustment mechanism under the Koné PMPA
a.

if the spot price of gold is less than $2,100 per ounce, the Company will pay 20% of $2,100 less 25% of the difference between $2,100 and $1,800, less 30% of the difference between $1,800 and the spot price of gold; and

b.	if the spot price is greater than $2,700 per ounce, the Company will pay 25% of the difference between $3,000 and $2,700, plus 30% of the difference between the actual spot price of gold and $3,000.

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract

Peñasquito	25%		$4.56		Life of Mine	24-Jul-07

Constancia	100%		$6.26	²	Life of Mine	8-Aug-12

Antamina	33.75%		20%		Life of Mine	3-Nov-15

Other

Los Filos	100%		$4.74		25 years	15-Oct-04

Zinkgruvan	100%		$4.75		Life of Mine	8-Dec-04

Stratoni	100%		$11.54		Life of Mine	23-Apr-07

Neves-Corvo	100%		$4.50		50 years	5-Jun-07

Aljustrel	100%	³	50%		50 years	5-Jun-07

Pascua-Lama	25%		$3.90		Life of Mine	8-Sep-09

Copper World	100%		$3.90		Life of Mine	10-Feb-10

Loma de La Plata	12.5%		$4.00		Life of Mine	n/a	[4]

Marmato	100%	[5]	18%	[6]	Life of Mine	5-Nov-20

Cozamin	50%	[5]	10%		Life of Mine	11-Dec-20

Blackwater	50%	[5]	18%	[6]	Life of Mine	13-Dec-21

El Domo	75%		18%	[6]	Life of Mine	17-Jan-22

Mineral Park	100%		18%	[6]	Life of Mine	24-Oct-23

Kudz Ze Kayah	6.875	[7]	20%		Life of Mine	22-Dec-21	[8]

Early Deposit

Toroparu	50%		$3.90		Life of Mine	11-Nov-13

Cotabambas	100%	[5]	$5.90		Life of Mine	21-Mar-16

Kutcho	100%		20%		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)

Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.

4)	Terms of the agreement not yet finalized.
5)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
c.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
d.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
e.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
f.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
6)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
7)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

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Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract

Palladium
Stillwater	4.5% ²	18% ³	Life of Mine	16-Jul-18
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21	[4]

Platinum
Marathon	22% ²	18% ³	Life of Mine	26-Jan-22
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21	[4]

Cobalt
Voisey’s Bay	42.4% ²	18% ³	Life of Mine	11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.

Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]

(in thousands)	2025	2026 - 2027	2028 - 2029	After 2029	Total

Payments for mineral stream interests & royalty

Salobo [2]	$144,000	$-	$16,000	$64,000	$224,000

Copper World [3]	-	131,429	99,721	-	231,150

Marmato	81,984	-	-	-	81,984

Santo Domingo	-	162,500	97,500	-	260,000

Fenix Gold	125,000	-	-	-	125,000

El Domo	43,875	131,625	-	-	175,500

Marathon	-	-	138,995	-	138,995

Cangrejos	3,100	-	252,000	-	255,100

Curraghinalt	-	-	-	55,000	55,000

Loma de La Plata	-	-	-	32,400	32,400

Mineral Park	40,000	-	-	-	40,000

Kudz Ze Kayah	-	5,000	-	-	5,000

Koné	312,500	312,500	-	-	625,000

Kurmuk	131,250	-	-	-	131,250

Payments for early deposit mineral stream interest

Cotabambas	-	-	-	126,000	126,000

Toroparu	-	-	-	138,000	138,000

Kutcho	-	-	-	58,000	58,000

Leases liabilities	514	1,208	1,251	3,753	6,726

Total contractual obligations	$882,223	$744,262	$605,467	$477,153	$2,709,105

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3)	Figure includes contingent transaction costs of $1 million.

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Salobo

The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the first half of 2025.

If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale ranging from $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $144 million if throughput is expanded beyond 35 Mtpa by January 1, 2026.

In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $82 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 additional upfront cash payments of $125 million, payable subject to certain customary conditions. Wheaton has also provided a $20 million secured standby loan facility.

El Domo

Under the terms of the El Domo PMPA, the Company is committed to pay additional upfront cash payments of $175.5 million, which includes $0.25 million which will be paid to support certain local community development initiatives around the El Domo Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $139 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, the Company is committed to pay additional upfront consideration of $255 million. Of this amount, $3 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in three staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

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Mineral Park

Under the terms of the Mineral Park PMPA, the Company is committed to pay a final installment of $40 million.

The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.

Kudz Ze Kayah

Under the terms of the Kudz Ze Kayah PMPA (“KZK”), an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

Koné

Under the terms of the Koné PMPA, the Company is committed to pay upfront consideration of $625 million in four equal installment payments during construction, subject to certain customary conditions. The Company has also provided Montage Gold Corp., with a secured debt facility of up to $75 million to be allocated to project costs, including cost overruns, prior to completion of construction and once the full upfront consideration under the Koné PMPA has been paid.

Kurmuk

Under the terms of the Kumuk PMPA, the Company is committed to pay additional upfront consideration of $131 million in three equal installment payments during construction, subject to customary conditions.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments

The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) was seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

The Company filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments. During the fourth quarter of 2024, this dispute was settled in the Company’s favour, and the amounts previously paid were refunded with interest.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [40]

2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital

During the three months ended December 31, 2024, a total of 5,560 share purchase options were exercised at a weighted average exercise price of Cdn$37.43 per option, resulting in total cash proceeds to the Company in the amount of $0.1 million (twelve months - $13 million from the exercise of 500,017 share purchase options at a weighted average exercise price of Cdn$36.18). During the three months ended December 31, 2023, a total of 54,112 share purchase options were exercised at a weighted average exercise price of Cdn$42.72 per option, resulting in total cash proceeds to the Company in the amount of $2 million (twelve months - $12 million from the exercise of 488,922 share purchase options at a weighted average exercise price of Cdn$32.82 per option).

During the year ended December 31, 2024, the Company released 69,494 RSUs, as compared to 119,827 RSUs during the comparable period of the previous year.

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended December 31, 2024, there were 6,016 common shares issued under the DRIP (twelve months - 38,534 common shares). During the three months ended December 31, 2023, there were 19,001 common shares issued under the DRIP (twelve months - 141,979 common shares).

As of March 13, 2025, there were 453,677,489 outstanding common shares, 1,070,784 share purchase options and 336,929 restricted share units.

At the Market Equity Program

The Company established an at-the-market equity program (the “ATM Program”) to allow the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements.

Wheaton intended that the net proceeds from the ATM Program, if any, would be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. Given the strength of Wheaton’s balance sheet and forecasted cash flows, the Company has elected to not renew the ATM Program, under which no shares have been issued as of December 31, 2024.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 14 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

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Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.wheatonpm.com, and on SEDAR+ at www.sedarplus.ca, or is available upon request from the Company. The “Mining Operations” consist of all of the mineral stream interests currently owned by the Company.

Commodity Prices and Markets: Changes in the market price of commodities that we purchase under our PMPAs and in the commodities markets will affect our profitability

The Company’s business operations are fully exposed to changes in the market prices of precious metals and cobalt. The price of the common shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt. The price of precious metals and cobalt fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including, but not limited to, the sale or purchase of precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the emergence of cryptocurrencies as a store of value and hedge against inflation in competition with precious metals, and the political and economic conditions of major precious metals and cobalt producing countries throughout the world. The precious metals and cobalt markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

The profitability of Wheaton’s interests under the PMPAs is directly related to the market price of precious metals and cobalt. The Company’s revenue is sensitive to changes in the price of precious metals and cobalt and the overall condition of the precious metal and cobalt mining industry and markets, as it derives all of its revenue from precious metals and cobalt streams. If Wheaton is unable to sell precious metals or cobalt production as a result of a reduction in, or an absence of, demand for precious metals or cobalt, there could be a significant decrease in the Company’s revenue which may have a material adverse effect on the Company or result in the Company not generating positive cash flow or earnings.

In the event that the prevailing market price of precious metals and cobalt is at or below the price at which the Company can purchase such commodities pursuant to the terms of the PMPAs associated with its precious metals and cobalt interests, the Company will not generate positive cash flow or earnings, which could have a material adverse effect on the Company.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project, Black Pine project, Curraghinalt project, Mt Todd project, DeLamar project, Koné project and Kurmuk project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company’s Annual Information Form.

No Control Over Mining Operations: The Company has no direct involvement in the operation of the Mining Operations and as a result the activities of third-party operators at these Mining Operations could negatively affect the cash flows generated by the Company

The Company’s business operations are fully exposed to the risk that Mining Operations will not meet production forecasts or targets. The Company has agreed to purchase a certain percentage of the gold, silver, platinum, palladium and/or cobalt produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and generally has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties, which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third-party’s ability to perform its obligations under the PMPAs. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine, or observe the obligations of the PMPA, exceed the revenues from operations.

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The ability for the operators of the Mining Operations to act in their sole discretion could therefore have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted precious metals or cobalt production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the precious metals or cobalt production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The PMPA and royalty payments are calculated by the operators based on reported production, and the calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain PMPAs require the operators to provide the Company with production and operating information that may, depending on the completeness and accuracy of such information, enable the Company to detect errors in the calculation of the payments that it receives. The Company does not, however, have the contractual right to receive production information under all of its PMPAs. As a result, the Company’s ability to detect payment errors through its monitoring program and its associated internal controls and procedures is limited, and the possibility exists that the Company may not receive all metal owed under the respective contract. Some of Wheaton’s PMPAs may provide the right to audit the operational calculations and production data for the associated payments; however, such audits may occur many months following when the original delivery of metal was due, which may result in the delay of metal deliveries to later periods, which may impact the Company’s business, financial condition, results of operations and cash flows.

Failure to receive payments under the PMPAs to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company has limited access to data on the Mining Operations themselves and must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts, valuations and assessments relating to its own business. This could affect the Company’s ability to assess the performance of the PMPAs. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired. In addition, some PMPAs may be subject to confidentiality arrangements which govern the disclosure of information with regards to the applicable interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain PMPAs. The limited access to data and disclosure regarding the Mining Operations may restrict the Company’s ability to enhance its performance which may result in a material and adverse effect on the Company’s business, financial condition, results of operations and cash flows. Although the Company attempts to obtain these rights when entering into new PMPAs or amending existing PMPAs, there is no assurance that its efforts will be successful.

Taxes: New or changed tax legislation, or changes to the interpretation of existing tax legislation or jurisprudence, could impact the profitability of the Company

The majority of the Company’s income generating activities is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to tax. Effective 2024, the income of these subsidiaries is taxable in Canada under the GMTA.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, or Luxembourg, or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the Common Shares.

CRA Settlement

Under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. While to date there has been no change in applicable law, the Department of Finance’s consultation paper released on June 6, 2023 may result in potential amendments to existing transfer pricing laws under the Tax Act, which could have a material adverse effect on the Company or the price of the Common Shares.

Ongoing Audits

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such

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potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

Counterparty Credit and Liquidity: The inability of the Company’s counterparties to perform their obligations under agreements with the Company or the inability of the Company to meet operating expenditure requirements could adversely impact the Company’s cash flows

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those PMPAs; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company’s cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company’s insurance providers; (vi) through companies that owe a refund of the Refundable Deposit under the terms of the respective PMPA; and (vii) through the Company’s lenders, financial institutions, and bullion banks. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could be adversely affected.

In the event that a counterparty with which the Company has a PMPA were to experience financial, operational or other difficulties (such as Vale in connection with the Brumadinho Incident as discussed on page 45 of this MD&A or a counterparty that is unable to favourably resolve the application of new or existing tax laws, regulations or rules or any tax audits or disputes), then that counterparty may (i) be unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise default in its obligations under that PMPA; (iii) cease operations at one or more mines that are the subject of that PMPA; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows. While Wheaton may have in place security or guarantees to mitigate the risks related to counterparty credit and liquidity, there is no assurance that Wheaton will be successful in enforcing its rights under any security or guarantees.

In addition, parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. Furthermore, counterparties with which the Company has PMPAs face risks in the jurisdictions in which they operate that could increase the likelihood that contractual and/or mineral rights as between such counterparties and governmental or other administrative bodies may be disregarded or unilaterally altered, thus indirectly affecting the Company’s rights under its PMPAs. To the extent counterparties with which the Company has PMPAs do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time-consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely may have a material and adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.

San Dimas - Mexican Tax Dispute

In February 2016, Primero Mining Corp. (“Primero”) announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“2012 APA”). The 2012 APA confirmed PEM’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic in their MD&A for the period ended December 31, 2024, in 2019 the SAT issued reassessments for the 2010 to 2012 tax years in the amount of $310.8 million inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $164.3 million and in 2023, the SAT issued reassessments for the 2014, 2015 and 2016 tax years in the total amount of $418.8 million inclusive of interest, inflation, and penalties. For the 2017 and 2018 tax years, the SAT has initiated audits that have not yet been concluded, and therefore, tax assessments for these years have yet to be issued. The major items in the reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

First Majestic indicates in its MD&A for the period ended December 31, 2024, that it continues to defend the APA in the Mexican legal proceedings and also requested resolution of the transfer price dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados.

First Majestic has indicated that it continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. In September 2020, First Majestic was served with a decision

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made by the Mexican Federal Tax Court on Administrative Matters (“Federal Court”) to nullify the APA granted to PEM.

First Majestic states that they filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by First Majestic was returned to the Mexican Circuit Courts and on December 5, 2023, the Second Collegiate Court issued a decision, which was formally notified to First Majestic on January 4, 2024. In the decision, the Second Collegiate Court partially granted constitutional protection to First Majestic with respect to certain matters, but not others. Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to PEM’s constitutional arguments that were not accepted in the Mexican Circuit Court’s decision, and following the admission of the appeal, the Second Chamber of the Supreme Court of Justice assumed jurisdiction over the appeal on June 20, 2024. The Supreme Court dismissed PEM’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Supreme Court which PEM believes are favourable to PEM and that were not considered by the Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which ignored the Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Federal Tax Court, and it expects that a decision on this new lawsuit will be issued by the Collegiate Court in the second half of 2025.

On March 2, 2021, First Majestic announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes, on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement. On May 26, 2023, the NAFTA Arbitration Panel (the “Tribunal”) partially granted certain provisional measures requested by PEM, issuing an order for Mexico to permit the withdrawal of PEM’s VAT refunds for the period as of January 4, 2023 that had been deposited by the SAT into a frozen bank account, and to deposit all future VAT refunds into an account which shall remain freely accessible by PEM (the “PM Decision”). On July 9, 2024, PEM received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in furtherance of its obligations under the PM Decision.

First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and enforcing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe PEM’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $272.9 million, before interest or penalties.

To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under the San Dimas PMPA, it may have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

Vale - Brumadinho Incident

On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the “Brumadinho Incident”). Vale reported that in December 2021, Vale entered into a settlement agreement with the Xikrin do Cateté community, and in February 2022, entered into a settlement agreement with the Kayapó community, pursuant to which Vale agreed to provide certain social and economic compensation to these communities. The settlement agreement with the Xikrin community was approved by the court responsible for the Onça Puma, S11D and Salobo projects lawsuits. In October 2022, the settlement agreement with the Kayapó community was approved by the court responsible for Onça Puma lawsuit. In March 2023, the settlement agreement with the Xikrin community was approved by the court responsible for the Alemão Projects lawsuit. Approval is still pending for the Ferro Carajás project. In August 2022, the Xikrin Indigenous Community of TI Bacajá filed an appeal against the decision. Vale presented their response and a decision on the appeal is pending. While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident for Vale may have an impact on the Company’s business, financial condition and results of operations.

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Mine Operator and Counterparty Concentration: If mine operators or counterparties are unwilling or unable to fulfill their obligations to the Company, the Company’s cash flows could be adversely impacted

Precious metals and cobalt purchases under certain of Wheaton’s PMPAs are subject to both mine operator concentration risk and counterparty concentration risk, including as follows:

•

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2024 were 46% of the Company’s total revenue;

•

The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont. Total revenues relative to Newmont during the year ended December 31, 2024 were 15% of the Company’s total revenue; and

•

The counterparty obligations under the Constancia PMPA are guaranteed by the parent company Hudbay Minerals Inc. (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2024 were 14% of the Company’s total revenue.

Should any of these mine operators or counterparties become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators, counterparties or the Mining Operations, there could be a material adverse effect on Wheaton, including, but not limited to, Wheaton’s revenue, net income and cash flows from operations.

In particular, total revenues relative to PMPAs with Vale were 46% and 45% of the Company’s total revenue for the years ended December 31, 2024 and December 31, 2023, respectively; operating cash flows from the PMPAs with Vale represented approximately 48% and 48% of the Company’s operating cash flows for the years ended December 31, 2024 and December 31, 2023, respectively; and as at December 31, 2024, the PMPAs with Vale proven and probable precious metal and cobalt reserves represented approximately 43% of the Company’s total proven and probable GEO reserves, measured and indicated precious metals and cobalt resources represented approximately 21% of the Company’s GEO measured and indicated precious metals and cobalt resources and inferred precious metals and cobalt resources represented approximately 22% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals or cobalt under the PMPAs with Vale, Wheaton’s reserves and resources would be significantly reduced and Wheaton’s forecasted gold equivalent production for 2025 and average five year forecasted gold equivalent production for 2025-2029 would be lowered by 47% and 41%, respectively, leading to a corresponding reduction to its revenue, net earnings and cash flows.

Vale – Xikrin Community

Vale has reported that associations representing the indigenous communities of Xikrin do Cateté and Xikrin do Bacajá in Brazil (“Indigenous Associations”) brought a public civil action against Vale, the Federal Environmental Agency (IBAMA) and the Federal Indigenous Agency (FUNAI) seeking the suspension of the environmental permitting process and operation of the Salobo Mine. Vale has reported that the Indigenous Associations contend that FUNAI and IBAMA have failed to conduct the appropriate studies regarding the affected indigenous communities during the environmental permitting process and contends that Vale’s operations would be contaminating the water of the Itacaiúnas River and consequently that the indigenous groups affected by this mine have not provided the required consent. Vale notes that the plaintiffs also requested a monthly payment for each association until the defendants conclude the studies. Vale notes that in July 2019, the Judge of the Federal Court of Maraba partially granted an injunction requested by the Indigenous Associations, ordering Vale and Salobo to prepare the indigenous component study of the Salobo Mine project, and rejected all other requests filed by the plaintiff, including project shutdown. Vale also notes that a subsequent decision of the court determined the inclusion of the Indigenous community of Xikrin do Bacajá in the scope of the studies. Vale has reported that in December 2021 it entered into an extrajudicial agreement with the Indigenous Associations, pursuant to which Vale agreed to provide certain social and economic compensation to these communities. Vale notes that the December 2021 settlement agreement remains subject to approval by the court of Marabá. Once approved by the court, Vale has indicated that this settlement agreement is expected to terminate the Salobo litigation. However, if as a result of these proceedings it is determined that the activities at the Salobo mine should be suspended then, the ability of the Company to receive gold under the terms of the Salobo PMPA would be materially impacted which in turn could have a material impact on the Company’s financial conditions, results of operations and cash flows.

See also Risks Relating to the Company – Counterparty Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Mining Operations – International Operations”, “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks” and “Risks Relating to the Mining Operations – Land Title and Indigenous Peoples” in the Company’s Annual Information Form.

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Indebtedness and Guarantees: If the Company and its subsidiaries are unable to meet debt repayment obligations or covenants, the Company’s business and operations could be adversely impacted

As of December 31, 2024, the Company had no debt outstanding under the Revolving Facility. Any future draws on the Revolving Facility will require the Company to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control (including, in particular, the continued receipt of precious metals and/or cobalt under the terms of the relevant PMPA agreements). If any of these factors beyond its control arose, the Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, due to factors beyond its control (for example, due to an event of force majeure or other disruption at operations, the Company does not receive sufficient precious metals or cobalt from its counterparties in accordance with the terms of the PMPAs), the Company may fail to comply with these covenants, including a failure to meet the financial tests or ratios, and any subsequent failure by the Company’s subsidiaries to comply with guarantee obligations, would likely result in an event of default under the Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the common shares.

In addition, each subsidiary of the Company has guaranteed the obligations of the Company under the Revolving Facility. See “Description of the Business – Operations – Amended Revolving Credit Facility” in the Company’s Annual Information Form for further details. While the Revolving Facility is unsecured, as guarantors, any or all of Wheaton’s subsidiaries can be called upon by lenders for the repayment of the obligations under the Revolving Facility if Wheaton were to default.

Hedging: The Company’s hedging policy may not reduce the risks associated with foreign exchange, interest rate or commodity fluctuations, which could adversely impact the Company’s cash flows

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast precious metals deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition: The competition for PMPAs and similar transactions could adversely impact the Company’s ability to acquire desirable PMPAs

The Company competes with other companies for PMPAs and similar transactions. Some of these companies may possess greater financial and technical resources or may be willing to agree to contractual terms that are unacceptable to the Company. Such competition may result in the Company being unable to enter into desirable PMPAs or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its PMPAs. As a result, existing or future competition for PMPAs and similar transactions could materially adversely affect the Company’s prospects for entering into additional PMPAs in the future. In addition, competition from

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companies with substantial resources could impact the Company’s ability to acquire PMPAs and similar transactions at acceptable valuations or at acceptable returns, which could adversely impact the Company’s cash flows, results of operations and financial condition.

Security Over Underlying Assets: The Company’s security and other interests in its PMPAs may not be enforceable which may have a material adverse effect on the Company

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the PMPA, the Company would have to consider enforcing its security or other interests. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security and other interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in Canada, and the Company’s security and other interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions outside of Canada. If the Company is unable to enforce its security or other interests, there may be a material adverse effect on the Company.

Third-Party PMPAs: PMPAs acquired from third-parties may not reflect typical terms and conditions

The terms and conditions of PMPAs that the Company acquires from a third-party have been, by their nature, negotiated by the third-party with the applicable mining operator and not by the Company. Therefore, such PMPAs may not reflect terms and conditions that the Company would normally seek to obtain in PMPAs, including, without limitation, terms and conditions relating to indemnities, covenants, representations and warranties, security, guarantees, events of default, remedies and other matters. As a result, the contractual remedies and protections that the Company may have in connection with such PMPAs may be more limited relative to its typical PMPAs, whether in an insolvency proceeding, default situation or otherwise, and the Company may not be able to recover all, or any portion of, the liabilities owed to the Company. This could result in a material adverse effect on the Company.

Revenue from Royalties: The Company holds mineral royalty interests where revenue is subject to cost deductions, which are beyond the control of the Company and may have an adverse effect on the Company

The Company holds mineral royalty interests that allow the mining operator to deduct certain costs, including, but not limited to, marketing and sales charges, sampling, transportation of minerals, refinery or smelter costs, taxes or other incidental and handling costs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of the Company and can significantly impact the revenue the Company may receive on these mineral royalty interests. Increases in costs incurred by the mining operator on permitted cost deductions will likely result in a decline in the revenue received by the Company on these mineral royalty interests and will impact overall revenue of the Company and could result in an adverse effect on the Company.

Acquisition Strategy: The Company’s acquisition strategy for PMPAs may not be successful, which may have a material adverse effect on the Company

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make PMPAs less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new PMPAs and could have a negative impact on the Company’s financial position.

As part of the Company’s portfolio optimization, the Company may consider opportunities to restructure or dispose of PMPAs where it believes such a restructuring or disposition may provide a long-term benefit to the Company, even if such restructuring or disposition may reduce near-term operating revenues, reduced mineral reserves and/or mineral resources or result in the Company incurring transaction related costs. In connection with a restructuring or disposition, the Company may receive different forms of consideration, including long-term equity investments in other companies.

The Company may enter into one or more acquisitions, restructurings, dispositions or other streaming transactions at any time.

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Future Financing and Future Securities Issuances: The Company can provide no assurance that it will be able to obtain adequate financing in the future. The Company may have to raise additional capital or finance transactions through the issuance of additional equity securities, which could result in dilution to its shareholders

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the Company’s funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on the Company’s profitability, results of operations and financial condition. The Company may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased.

To the extent that additional capital is raised through the issuance of additional equity securities or the Company issues additional equity securities in the future in connection with acquisitions, strategic transactions or other purposes, this could result in dilution to existing shareholders and some or all of the Company’s financial measures could be reduced on a per share basis.

Third-Party Interests: Certain of the Company’s mineral stream interests and mineral royalty interests may be subject to rights in favour of others or third-parties that could adversely affect the revenues generated from the PMPAs

Some of the Company’s mineral stream interests and mineral royalty interests are subject to: (i) buy-back right provisions pursuant to which an operator may buy-back all or a portion of the mineral stream or mineral royalty interest, as applicable, and (ii) pre-emptive rights pursuant to which parties to PMPAs have the right of first refusal or first offer with respect to a proposed sale or assignment of such interest by or to the Company. Holders may exercise these rights such that certain mineral stream interests and mineral royalty interests would no longer be held by the Company or would be difficult for the Company to acquire. Any compensation received as a result may be significantly less than the Company’s assumptions regarding the asset.

Defects, Impairments and Limitations: A defect or impairment in a PMPA may defeat or impair the claim of the Company, and a limitation in the PMPA may limit or restrict the Company’s rights, which may have a material adverse effect on the Company

A defect in a streaming transaction and/or a PMPA may arise to defeat or impair the claim of the Company to such transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any PMPA. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the PMPAs could have a material adverse effect on the Company.

Further, the terms and conditions of PMPAs that the Company acquires from a third-party have been, by their nature, negotiated by the third-party with the applicable mining operator and not by the Company. Therefore, such PMPAs may not reflect terms and conditions that the Company would normally seek to obtain in PMPAs, and the contractual provisions that the Company may have in connection with such PMPAs may be more limited or restricted relative to its typical PMPAs. Such limits or restrictions could result in a material adverse effect on the Company.

Litigation Claims and Proceedings: Litigation against the Company may result in the diversion of management and resources and substantial costs to the Company, impacting the Company’s financial position

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. In addition, disputes in respect of agreements entered into by the Company with third parties may impact the validity and enforceability of those agreements.

Further, any litigation could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

The Company was previously the subject of litigation in securities class action complaints in the United States and in Canada.

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Market Price of the Common Shares: The trading price of the Common Shares fluctuates and is often unrelated to the operating performance of the Company

The Common Shares are listed and posted for trading on the TSX, NYSE and on the LSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2024, the trading price of the Common Shares has fluctuated as follows:

Exchange	Low	High
TSX	C$52.92	C$94.71
NYSE	$39.19	$68.53
LSE	£30.40	£53.40

The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including: any future offerings of the common shares, and other factors set out in the Company’s Annual Information Form and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

In addition, the global stock markets and prices for streaming and mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company’s common shares, regardless of the Company’s operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for streaming and mining company shares, macroeconomic developments globally, the breadth of the public market for the Company’s common shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Company’s common shares on the exchanges on which they trade has historically made the Company’s common share price volatile and suggests that the Company’s common share price will continue to be volatile in the future.

It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company was previously the subject of litigation in securities class action complaints in the United States and in Canada. See “Description of the Business – Litigation” in the Company’s Annual Information Form.

Key Personnel: The Company may experience difficulty in recruiting and retaining qualified personnel and we are dependent upon our personnel being able to perform their jobs in a safe and healthy work environment, free from discrimination

The Company and its subsidiaries have an aggregate of 44 employees and are therefore dependent upon the services of a small number of employees. The Company is also dependent on the services of a small number of key executives and other key employees who are highly skilled and experienced. If Wheaton loses key executives or other key employees or Wheaton fails to develop adequate succession plans, or if Wheaton fails to attract, hire, retain and develop qualified employees, including executives, it could impact its business, financial condition, results of operations and cash flows.

Wheaton is committed to creating and maintaining a work environment in which each employee, officer and director is treated with professional courtesy, dignity and respect in a fair and non-discriminatory manner. Wheaton is also committed to supporting and respecting human rights in its operations. However, Wheaton’s policies and procedures may not prevent or detect all potential harmful workplace situations. If Wheaton is unable to maintain a respectful and non-discriminatory workplace, it could impact the Company’s ability to attract and retain skilled employees, including executives.

Wheaton’s operations are dependent upon its workforce being able to safely perform their jobs. If Wheaton’s employees are unable to perform their jobs for any reason (including due to physical or psychological illness or injuries related to an unsafe or unhealthy workplace), it may adversely impact employee engagement, performance and productivity, result in legal or human rights claims, or damage Wheaton’s reputation. This could impact Wheaton’s business, financial condition, results of operations, cash flows, or the trading price of the Company’s securities.

Interest Rates: Fluctuations in interest rates applicable to the Company could have a material adverse effect on the Company’s results of operations and cash flows

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the years ended December 31, 2024 and 2023, the weighted average effective interest rate paid by the Company on its outstanding borrowings was Nil.

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During the years ended December 31, 2024 and December 31, 2023, a fluctuation in interest rates of 100 basis points (one percent) would not have impacted the amount of interest expensed by the Company. Depending upon the amount of the Company’s outstanding borrowings, fluctuations in the interest rates applicable to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Dividend Policy: The Company’s ability to pay dividends is dependent on the Company’s financial condition

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Confidentiality: The Company may have limited access to data and information regarding the Mining Operations which may result in a material adverse effect on the Company’s results of operations and cash flows

The Company may not be able to access all data and information regarding the Mining Operations, which may impact its ability to assess the status and performance of those Mining Operations and the PMPAs. The lack of sufficient data and information could impact the accuracy of the Company’s forecasts or the ability of the Company to respond to any challenges with Mining Operations on a timely or efficient basis, which may result in a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. Further, the PMPAs may contain confidentiality provisions which limit the Company’s ability to disclose non-public data or information concerning a Mining Operation or its mining operator. While the Company attempts to obtain contractual rights to the data and information necessary when negotiating with mining operators, there is no assurance that they will be able to do so.

Multiple Listings: Multiple Listings of the Common Shares on the LSE, the TSX and the NYSE may lead to an inefficient market for the Common Shares

Multiple listings of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges. The Common Shares are quoted on the TSX, the NYSE and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian Dollars on the TSX, and in US Dollars on the NYSE. The Common Shares are quoted and traded in pence sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

Trading: The Common Shares may be suspended from trading which will limit shareholders ability to dispose of Common Shares

Each of the TSX, NYSE and LSE has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the LSE, the TSX or the NYSE (as the case may be).

TSX: The objective of the TSX’s policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX. The policies are designed and administered in a manner consistent with that objective. The TSX has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX may, at any time, suspend from trading and delist securities if in the opinion of the TSX, such action is consistent with the objective noted above or further dealings in the securities on the TSX may be prejudicial to the public interest. In addition, the TSX may at any time suspend from trading the Common Shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX or other agreements with the TSX, or with any TSX requirement or policy.

NYSE: The NYSE may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that Wheaton or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE listing standards. Such continued quantitative listing criteria include, but are not limited to, a minimum number of stockholders, a minimum average closing price over a consecutive 30 trading-day period, and a minimum average global market capitalization over a consecutive 30 trading-day period. Such continued qualitative listing criteria include, but are not limited to, the satisfaction of certain requirements of the NYSE Governance Rules such as the maintenance of an audit committee satisfying certain criteria including with respect to independence and the continued timely filing of periodic reports with the United States Securities and Exchange

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Commission (“SEC”). The NYSE may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE contrary to the public interest. Typically, if an issuer or its NYSE-listed securities fall below the NYSE’s quantitative or qualitative listing criteria, the NYSE reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE without such evaluation or follow-up procedures.

LSE: The FCA may suspend the Common Shares from trading on the LSE from time to time if it determines that the smooth operation of the market is or may be temporarily jeopardized or it is necessary to protect investors.

Long-Term Equity Investments: The Company’s long-term equity investments are exposed to equity price risk as well as the risks in each investee Company, and the Company may lose the value of such investments

The Company is exposed to equity price risk as a result of holding long-term equity investments in other companies including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies, including the loss of the full value of these investments. The Company generally does not actively trade these investments. See “Description of the Business – Long Term Investments” in the Company’s Annual Information Form.

Activist Shareholders: Campaigns by activist shareholders could adversely impact the Company’s business and operations

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, environmental, social and governance issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board of Directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board of Directors, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

Reputation Damage: Reputational loss could have a material adverse effect on the Company’s business and operations

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse effect on the Company’s financial performance, financial condition, cash flows, growth prospects and the trading price of the Company’s securities.

Industry Analysts: The Company’s trading price and volume may be negatively impacted by the views expressed by industry analysts

Both the market price and trading price of the Common Shares may depend on the opinions of the securities analysts who monitor the operations of the Company and publish research reports on the Company’s future performance. The Company does not have control over such analysts, who may downgrade their recommended prices for the Common Shares at any time, issue opinions which are not in line with the Board of Director’s view or not even cover the Company in their publications and reports. Such actions by analysts could have an adverse impact on the trading price and volume of the Common Shares.

Climate Change: The Company’s operations may be adversely affected by physical risks related to climate change, including acute weather events

Wheaton’s own operations are exposed to acute and chronic physical climate-related risks as a result of geographical location. Wheaton has sought to reduce its environmental footprint and located its operations in appropriate facilities, however acute weather events such as higher intensity storms, flooding and fire as well as chronic weather and physical conditions such as rising temperatures and changes in precipitation patterns may disrupt operations. Acute weather events may result in extended loss of power, global supply route disruption and reduced worker productivity related to safety protocols at our operations and worker transportation to our operations. Wheaton has developed and implemented a business continuity plan in the event of an acute weather event, however this plan may not fully mitigate the risks associated with such acute weather event, and Wheaton’s operations may be impacted (including,

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but not limited to, the ability of its employees to sell precious metal or cobalt production or travel to the Mining Operations) or have to be relocated, which could have an adverse effect on the Company’s business and results of operations.

To the extent that climate change adversely affects Wheaton’s business and financial position, it may also have the effect of heightening many of the other risk factors for the Company, including, but not limited to, risks related to commodity prices and markets, counterparty credit and liquidity risk, mine operator and counterparty concentration, Wheaton’s indebtedness and guarantees, competition, litigation claims and proceedings, Wheaton’s ability to enforce security interests, acquisition strategy, market price of Common Shares, equity price risk associated with the Company’s equity investments, interest rate risk, dividends, industry analysts, reputational damage and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations and availability of infrastructure and employees.

In addition, the Company’s Mining Operations are subject to climate change risk factors, as more fully described in the Company’s Annual Information Form.

Climate Change: The Company’s operations are subject to risks related to transitioning to a low-carbon economy

Both climate change and the anticipated transition to a low-carbon economy are expected to impact Wheaton.

Governments are moving to introduce and implement new and more stringent climate change and sustainability legislation. While some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation, Wheaton expects that continued efforts to address climate change and sustainability, including complying with enhanced regulatory requirements, may result in increased costs for Wheaton.

Investors are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change and sustainability faced by companies. In addition, there are increasing legal and regulatory requirements with respect to climate change and sustainability disclosure, including anti-greenwashing related legislation, compliance with which can be complex and require extensive time and resources. Failure to comply with such requirements has the potential to lead to significant financial and other penalties, including criminal liability in some cases. If Wheaton is unable to respond to such disclosure requirements, or meet the expectations of investors and other stakeholders, it could have a material adverse effect on Wheaton’s ability to access, and the costs of accessing, debt and equity markets for capital required for its operations.

Shifts in demand and supply of commodities, products and services as a result of evolving consumer and investor sentiments will create challenging market conditions. Changes in consumer demand for metals and minerals that are required in a low-carbon economy or increases or decreases in commodity prices and markets may also impact the Company’s ability to acquire accretive PMPAs or to sell precious metals or cobalt that it acquires. There may be increased competition for PMPAs on Mining Operations that are considered to be low carbon emitting or less subject to climate-related physical risks, which may impact the Company’s ability to enter into desirable PMPAs or similar transactions or to acquire the capital necessary to fund its PMPAs. These impacts could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities. In addition, market perceptions of the mining sector and the role of particular metals or minerals in a transition to a low-carbon economy remain uncertain. There could be a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities where there is significant negative market perception of the mining sector.

In connection with Wheaton’s ESG strategy, Wheaton has adopted the Climate Change and Environmental Commitments. These Climate Change and Environmental Commitments may not be achievable or may not be achieved partially or at all, by Wheaton. Should the Commitments not be achieved, it could have an adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities and result in litigation claims or proceedings (including, but not limited to, claims or proceedings under greenwashing-related legislation) the Company’s reputation and the trading price of the Company’s securities. In addition, the Revolving Facility interest rate paid on drawn amounts and standby fees will be adjusted based upon the Company’s performance in three sustainability-related areas, including in respect of the Company’s attributable emissions from Mining Operations covered by science-based emissions targets. As such, a failure to meet our Climate Change and Environmental Commitments can result in increased costs for Wheaton and impact our results of operations.

Further, as there is currently no defined methodology for calculating financed emissions for metals streaming and royalty companies, Wheaton has developed its own methodology, using an attribution factor based on Wheaton’s attributable production relative to the overall production of the Mining Operations in a given year. This methodology relies upon the calculations and estimates of emissions by the Mining Operations, which is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who

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review and assess the emissions information. As a result, no assurance can be given that the calculated financed emissions are fully accurate.

If Wheaton does not respond quickly enough to meet accepted climate change reduction targets, Wheaton may be subject to increased risks of climate litigation. Climate-related impact litigation has been advanced in Canada, the United States and Europe, and may be broadened if there are failures to meet long-term reduction targets. Adverse publicity or climate-related litigation could result in significant costs, which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities.

Natural Disasters: The Company’s operations may be adversely affected by natural disasters

Wheaton’s own operations are exposed to potential natural disasters as a result of geographical location. Wheaton has located its operations in appropriate facilities, however earthquakes, seismic activity or other natural disasters may disrupt operations. Natural disasters may result in extended loss of power, global supply route disruption and reduced worker productivity related to safety protocols at our operations, worker transportation to our operations evacuation from our operations. Wheaton has developed and implemented a business continuity plan in the event of a natural disaster, however this plan may not fully mitigate the risks associated with such natural disaster, and Wheaton’s operations may be impacted (including, but not limited to, the ability of its employees to sell precious metal or cobalt production or travel to the Mining Operations) or have to be relocated, which could have an adverse effect on the Company’s business and results of operations.

Information Systems, Cyber Security: Compromises or breaches of the Company’s data or information systems could result in material losses to the Company

Wheaton’s information systems, and those of its counterparties under the PMPAs, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving information systems and cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its PMPAs, third-party service providers or vendors.

Wheaton’s operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the PMPAs, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems, applications and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital and remediation expenditures. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data / information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any significant future compromise or breach of the Company’s data / information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, unauthorized transactions, inappropriate disclosures, and damage to the Company’s reputation. In addition, as the regulatory environment related to data / information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton’s business and counterparties to the PMPAs, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Generative Artificial Intelligence: The Company may not successfully adopt or respond to generative artificial intelligence

New technological advances, including the use of machine learning and generative artificial intelligence (“Generative AI”), are evolving rapidly and risks regarding their use are emerging. The successful development, adoption and monitoring of Generative AI at the Company may require significant additional resources and costs. The Company’s consideration of the value of Generative AI in its business will require assessments of opportunities for its use, as well as the quality, limitations, vulnerabilities and potential legal and regulatory concerns, as well as enhanced controls, processes and practices designed to address challenges. In addition, if the Company uses or adopts Generative AI in the future, the availability of intellectual property protection is uncertain.

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Finally, Generative AI could be used by the Company’s competitors to obtain a competitive advantage over the Company and could adversely impact the Company’s results of operations.

Legal Risks: The Company is subject to anti-corruption and anti-bribery laws and regulations which could result in liability and require the Company to incur costs

The Company is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other laws that prohibit improper payments or offers of payments to third parties, including foreign governments and their officials, for the purpose of obtaining or retaining business. In some cases, the Company invests in Mining Operations in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of payments in violation of anti-corruption and anti-bribery laws and regulations and in violation of our policies. In addition, the operators of the Mining Operations may fail to comply with anti-corruption and anti-bribery laws and regulations. Although the Company does not operate the Mining Operations, enforcement authorities could deem us to have some culpability for the operators’ actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to us and could have an adverse effect on our reputation.

Regulatory: The Company’s business is subject to evolving corporate governance and public disclosure regulation that have increased compliance costs and the risk of non-compliance

The Company is subject to changing rules and regulations promulgated by a number of Canadian, United States and United Kingdom governmental and self-regulated organizations, including the Canadian Securities Administrators, the SEC, the FCA, the NYSE, the TSX, the LSE, the International Accounting Standards Board and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. The Company’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Impact of Epidemics and Pandemics: Epidemics, pandemics and similar public health emergencies may significantly adversely impact the Company

Wheaton’s own operations are exposed to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases and as such Wheaton’s operations may be adversely affected by such infectious disease risks. These infectious disease risks may not be adequately responded to locally, nationally, regionally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. In addition, a government may impose strict emergency measures in response to the threat or existence of an infectious disease or virus pandemic. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of the Company to operate as intended, shortage of skilled employees or labour unrest, delays or shortages in supply chains, inability of employees to access sufficient healthcare, significant social upheavals or unrest, government or regulatory actions or inactions, capital markets volatility, availability of credit, loss of investor confidence or other unknown but potentially significant impacts. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on Wheaton, its business, results from operations and financial conditions directly.

To the extent that an epidemic or pandemic adversely affects the Company’s business and financial results, it may also have the effect of heightening many of the other risks, including, but not limited to, risks relating to the Company such as risks related to commodity prices and markets, commodity price fluctuations, equity price risk associated with the Company’s equity investments, credit and liquidity of counterparties to the PMPAs, mine operator concentration, our indebtedness and guarantees, our ability to raise additional capital, our ability to enforce security interests, information systems and cyber security.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenditures during the reporting period. The following discussion provides details of the critical accounting estimates made in preparing the financial statements. For additional information, Note 3 of the Company’s consolidated financial statements describes all of the material accounting policies while Note 4 describes the significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements.

Mineral Stream Interests

Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $6.4 billion at December 31, 2024, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are

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estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

Depletion

As described above, the cost of these mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Impairment of Assets

The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the estimated recoverable reserves and resources as well as operational developments and other matters at the mining properties in respect of which the Company has PMPAs for indications of impairment or impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

At December 31, 2024, indicators of impairment were identified relative to the Voisey’s Bay PMPA, primarily as a result of significant and sustained decreases in the market prices of cobalt over the year ended December 31, 2024 compared to historical price levels. Management estimated that the recoverable amount at December 31, 2024 of the Voisey’s Bay PMPA was less than the carrying amount and accordingly recorded an impairment charge of $109 million. Refer to Note 13 of the financial statements for further information. No such indicators of impairment were identified in 2023.

Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of

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grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

New Accounting Standards Effective in 2024

Amendment to IAS 1- Presentation of Financial Statements

The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The adoption of this amendment did not have a material impact on the Company’s financial statements.

Future Changes to Accounting Policies

The International Accounting Standards Board has issued the following new or amended standards:

IFRS 18 - Presentation and Disclosure in Financial Statements.

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements was issued. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. There were also minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

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Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2024	2023	2024	2023

Net earnings	$88,148	$168,435	$529,140	$537,644

Add back (deduct):

Impairment charge (reversal)	108,861	-	108,861	-

Gain on disposal of Mineral Stream Interest	-	-	-	(5,027)

(Gain) loss on fair value adjustment of share purchase warrants held	910	(217)	8	31

Deferred income tax (expense) recovery recognized in the Statement of OCI	1,225	(3,487)	2,857	3,719

Income tax recovery related to prior year disposal of Mineral Stream Interest	-	-	-	(2,672)

Other	(175)	(162)	(696)	(644)

Adjusted net earnings	$198,969	$164,569	$640,170	$533,051

Divided by:

Basic weighted average number of shares outstanding	453,669	453,010	453,460	452,814

Diluted weighted average number of shares outstanding	454,361	453,611	454,119	453,463

Equals:

Adjusted earnings per share - basic	$0.439	$0.363	$1.412	$1.177

Adjusted earnings per share - diluted	$0.438	$0.363	$1.410	$1.176

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ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2024	2023	2024	2023

Cash generated by operating activities	$319,471	$242,226	$1,027,581	$750,809

Divided by:

Basic weighted average number of shares outstanding	453,669	453,010	453,460	452,814

Diluted weighted average number of shares outstanding	454,361	453,611	454,119	453,463

Equals:

Operating cash flow per share - basic	$0.704	$0.535	$2.266	$1.658

Operating cash flow per share - diluted	$0.703	$0.534	$2.263	$1.656

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iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023

Cost of sales	$133,109	$136,283	$482,052	$442,605

Less: depletion	(68,873)	(68,526)	(246,944)	(214,434)

Less: cost of sales related to delay ounces [1]	(1,396)	-	(3,095)	-

Cash cost of sales	$62,840	$67,757	$232,013	$228,171

Cash cost of sales is comprised of:

Total cash cost of gold sold	$38,556	$50,246	$146,271	$148,972

Total cash cost of silver sold	22,213	15,945	80,022	72,296

Total cash cost of palladium sold	816	662	3,088	3,360

Total cash cost of cobalt sold [2]	1,255	904	2,632	3,543

Total cash cost of sales	$62,840	$67,757	$232,013	$228,171

Divided by:

Total gold ounces sold	87,662	115,011	332,701	327,336

Total silver ounces sold	4,307	3,175	16,072	14,326

Total palladium ounces sold	4,434	3,339	17,270	13,919

Total cobalt pounds sold	485	288	970	1,074

Equals:

Average cash cost of gold (per ounce)	$440	$437	$440	$455

Average cash cost of silver (per ounce)	$5.16	$5.02	$4.98	$5.05

Average cash cost of palladium (per ounce)	$184	$198	$179	$241

Average cash cost of cobalt (per pound) [2]	$2.59	$3.14	$2.71	$3.30

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).
2)

 Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million (twelve months - $1.6 million), resulting in a decrease of $0.08 per pound of cobalt sold (twelve months - $0.91 per pound of cobalt sold).

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iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023

Gross margin	$247,407	$177,188	$802,587	$573,440

Add back: depletion	68,873	68,526	246,944	214,434

Add back: cost of sales related to delay ounces [1]	1,396	-	3,095	-

Cash operating margin	$317,676	$245,714	$1,052,626	$787,874

Cash operating margin is comprised of:

Total cash operating margin of gold sold	$196,134	$180,470	$649,780	$495,159

Total cash operating margin of silver sold	112,520	59,520	377,808	266,298

Total cash operating margin of palladium sold	3,652	2,912	13,911	15,136

Total cash operating margin of cobalt sold	5,370	2,812	11,127	11,281

Total cash operating margin	$317,676	$245,714	$1,052,626	$787,874

Divided by:

Total gold ounces sold	87,662	115,011	332,701	327,336

Total silver ounces sold	4,307	3,175	16,072	14,326

Total palladium ounces sold	4,434	3,339	17,270	13,919

Total cobalt pounds sold	485	288	970	1,074

Equals:

Cash operating margin per gold ounce sold	$2,237	$1,569	$1,953	$1,513

Cash operating margin per silver ounce sold	$26.12	$18.75	$23.51	$18.59

Cash operating margin per palladium ounce sold	$824	$872	$805	$1,088

Cash operating margin per cobalt pound sold	$11.07	$9.78	$11.47	$10.51

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

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Subsequent Events

Declaration of Dividend

The Company has increased its quarterly dividend under its dividend policy, setting it at $0.165 per common share for 2025. This represents a 6.5% increase over the quarterly dividend paid in 2024 and represents the second consecutive year that the dividend has been increased, highlighting the Company’s commitment to a progressive dividend. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 13, 2025, the Board of Directors declared a dividend in the amount of $0.165 per common share, with this dividend being payable to shareholders of record on April 1, 2025 and is expected to be distributed on or about April 11, 2025. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Amendment to Blackwater PMPA

On March 7, 2025, the Company amended its PMPA (the “Blackwater Silver PMPA”) with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project located in British Columbia in Canada (the “Blackwater Project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to 50% of the payable silver until 17.8 million ounces have been delivered and 33% of payable silver thereafter for the life of the mine.

Previously, the determination of payable silver production under the Blackwater Silver PMPA required the application of a complex metallurgical protocol to determine the silver content of the mill feed and applied a fixed recovery rate of 61%. As a result of the amendment, the amount of payable silver will be determined based on a fixed ratio of silver to gold ounces produced. The ratio will be as follows:

•	5.17 ounces of silver for every ounce of gold produced while the plant throughput is less than 15Mtpa;

•	5.10 ounces of silver for every ounce of gold produced while the plant throughput exceeds 15Mtpa, but is less than 20Mtpa; and

•	5.07 ounces of silver for every ounce of gold produced while the plant throughput exceeds 20Mtpa.

Once 17.8 million ounces of silver have been delivered, the determination of payable silver will revert to being based on a fixed silver recovery factor, consistent with the previous terms of the Blackwater Silver PMPA. As a result of the changed payable silver profile which is expected to deliver silver ounces to the Company sooner relative to the original profile, coupled with the administrative benefits when it comes to determining payable silver, on March 10, 2025, the Company paid Artemis $30 million in connection with this amendment.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2024. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of December 31, 2024.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

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The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of December 31, 2024.

There have been no changes in the Company’s internal control over financial reporting during the three months ended December 31, 2024 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2024, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

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Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,41)

		December 31, 2024 (6)										December 31, 2023

		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs
Gold
Black Pine Royalty (32)	0.5%	-	-	-	1.5	0.32	0.02	1.5	0.32	0.02	70%	-	-	-
Blackwater (11,27)	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	24.1	0.74	0.57
Cangrejos (11,31)	6.6%	-	-	-	43.5	0.55	0.76	43.5	0.55	0.76	85%	43.5	0.55	0.76
Constancia	50%	242.8	0.05	0.39	31.1	0.03	0.03	273.9	0.05	0.43	61%	273.9	0.05	0.43
Copper World Complex (21)	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	385.1	0.02	0.31
Curraghinalt (11,33)	3.05%	0.002	9.14	0.001	0.4	6.43	0.08	0.4	6.45	0.08	94%	0.4	6.45	0.08
DeLamar Royalty (37)	1.5%	0.2	0.46	0.00	1.2	0.39	0.02	1.4	0.40	0.02	72%	1.4	0.40	0.02
El Domo (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	-	-	-
Fenix (11,26)	22%	8.3	0.50	0.13	6.8	0.45	0.10	15.1	0.48	0.23	75%	15.1	0.48	0.23
Goose (11,30)	2.78%	0.2	5.54	0.04	0.3	6.29	0.06	0.5	5.97	0.10	93%	0.5	5.97	0.10
Koné (11,38)	19.5%	-	-	-	26.7	0.72	0.62	26.7	0.72	0.62	89%	26.7	0.72	0.62
Kudz Ze Kayah (11,34)	7.27%	-	-	-	1.1	1.32	0.05	1.1	1.32	0.05	64%	1.1	1.32	0.05
Kurmuk (11,39)	6.7%	1.5	1.51	0.07	2.6	1.35	0.11	4.1	1.41	0.18	92%	4.1	1.41	0.18
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Marathon (11,28)	100%	111.6	0.07	0.25	12.5	0.06	0.02	124.2	0.07	0.28	71%	124.2	0.07	0.28
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.2	3.16	0.33	90%	3.3	3.16	0.33
Mt Todd Royalty (11,36)	1%	0.7	0.84	0.02	1.7	0.75	0.04	2.4	0.77	0.06	92%	2.4	0.77	0.06
Platreef (11,35)	62.5%	-	-	-	72.3	0.29	0.67	72.3	0.29	0.67	79%	69.8	0.30	0.67
Salobo (10)	75%	194.3	0.37	2.31	599.0	0.34	6.54	793.2	0.35	8.85	72%	816.7	0.35	9.24
San Dimas (14)	25%	0.5	3.47	0.06	0.4	2.69	0.04	0.9	3.11	0.09	95%	0.9	3.11	0.09
Santo Domingo (11,25)	100%	125.9	0.07	0.28	293.5	0.04	0.33	419.4	0.05	0.61	56%	392.3	0.04	0.51
Stillwater (13)	100%	9.5	0.34	0.10	35.1	0.37	0.41	44.5	0.36	0.52	69%	60.4	0.37	0.72
Sudbury (11)	70%	7.7	0.34	0.08	20.3	0.23	0.15	28.0	0.26	0.24	75%	28.4	0.27	0.25
Total Gold				4.82			10.66			15.48				15.70
Silver
Aljustrel (19)	100%	6.1	44.5	8.7	18.2	43.0	25.2	24.3	43.4	33.9	26%	35.5	44.5	50.7
Antamina (10,11,18)	33.75%
Copper		66.7	8.1	17.4	64.0	9.4	19.3	130.6	8.7	36.7	75%	53.7	7.9	13.7
Copper-Zinc		16.9	18.1	9.8	38.1	19.2	23.5	55.0	18.8	33.3	75%	22.6	17.0	12.4
Blackwater (11,27)	50%	165.2	5.8	30.7	4.7	5.8	0.9	169.9	5.8	31.6	61%	166.5	5.8	31.0
Constancia	100%	485.6	2.7	42.9	62.1	2.2	4.5	547.7	2.7	47.3	70%	547.7	2.7	47.3
Copper World Complex (21)	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	76%	385.1	5.4	67.4
Cozamin (11,20)	50%
Copper		-	-	-	3.9	42.9	5.4	3.9	42.9	5.4	86%	3.9	42.9	5.4
Zinc		-	-	-	0.5	50.9	0.9	0.5	50.9	0.9	60%	0.5	50.9	0.9
DeLamar Royalty (37)	1.5%	0.2	23.3	0.1	1.2	16.5	0.6	1.4	17.3	0.8	37%	1.4	17.3	0.8
El Domo (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	-	-	-
Kudz Ze Kayah (11,34)	7.21%	-	-	-	1.1	137.5	4.8	1.1	137.5	4.8	86%	1.1	137.5	4.8
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Los Filos (11,40)	100%	13.0	4.2	1.8	57.8	6.0	11.1	70.7	5.6	12.8	10%	118.2	6.7	25.6
Marmato (11,15)	100%	2.1	16.4	1.1	27.6	5.3	4.7	29.7	6.1	5.8	34%	30.2	6.1	5.9
Mineral Park	100%	93.2	2.4	7.3	95.0	2.4	7.3	188.3	2.4	14.6	61%	183.7	2.5	14.6
Neves-Corvo	100%
Copper		2.7	31.9	2.7	17.4	31.6	17.7	20.1	31.6	20.5	24%	21.2	33.0	22.5
Zinc		4.1	67.4	8.8	14.6	60.7	28.6	18.7	62.2	37.4	30%	21.6	63.2	43.8
Peñasquito (10)	25%	24.6	34.2	27.1	39.5	28.5	36.2	64.2	30.7	63.3	82%	72.8	33.4	78.2
San Dimas (14)	25%	0.5	264.6	4.2	0.4	254.0	3.4	0.9	259.7	7.6	94%	0.9	259.7	7.6
Zinkgruvan	100%
Zinc		3.9	65.0	8.2	7.4	83.0	19.6	11.3	76.7	27.8	83%	11.0	73.6	26.1
Copper		1.4	32.7	1.4	0.2	35.2	0.2	1.6	33.1	1.7	70%	1.4	35.0	1.6

Total Silver				239.0			237.3			476.3				475.7

Palladium
Platreef (11,35)	5.25%	-	-	-	5.7	1.9	0.35	5.7	1.9	0.35	87%	5.5	2.0	0.35
Stillwater (11,13)	4.5%	0.3	10.2	0.10	1.1	10.4	0.38	1.4	10.3	0.48	90%	1.6	10.6	0.55

Total Palladium				0.10			0.73			0.83				0.90

Platinum
Marathon (11,28)	22%	25.3	0.2	0.16	2.8	0.1	0.01	28.1	0.2	0.18	76%	28.1	0.2	0.18
Platreef (11,35)	5.25%	-	0.0	-	5.7	1.9	0.34	5.7	1.9	0.34	87%	5.5	1.9	0.34

Total Platinum				0.16			0.35			0.52				0.52

Cobalt
Voisey’s Bay (11,22)	42.4%	5.9	0.10	13.6	6.5	0.12	17.0	12.4	0.11	30.6	84%	13.2	0.11	32.3

Total Cobalt				13.6			17.0			30.6				32.3

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [65]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,41)

		December 31, 2024 (6)

		Measured			Indicated			Measured & Indicated			Inferred

		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Black Pine Royalty (32)	0.5%	-	-	-	0.5	0.32	0.01	0.5	0.32	0.01	0.5	0.23	0.004
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Cangrejos (11,31)	6.6%	-	-	-	20.6	0.38	0.25	20.6	0.38	0.25	13.0	0.39	0.16
Constancia	50%	39.2	0.04	0.05	46.6	0.04	0.06	85.8	0.04	0.11	18.5	0.07	0.04
Copper World Complex (21)	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08
Cotabambas (12,23)	25%	-	-	-	126.8	0.20	0.82	126.8	0.20	0.82	105.9	0.17	0.57
Curraghinalt (11,33)	3.05%	-	-	-	-	-	-	-	-	-	0.2	12.24	0.07
DeLamar Royalty (37)	1.5%	0.1	0.27	0.001	1.0	0.21	0.01	1.0	0.21	0.01	0.4	0.25	0.00
El Domo (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Fenix (11,26)	22%	2.4	0.34	0.03	8.5	0.34	0.09	10.9	0.34	0.12	3.2	0.33	0.03
Goose (11,30)	2.78%	0.0	4.94	0.004	0.1	5.18	0.01	0.1	5.13	0.02	0.1	6.64	0.03
Koné (11,38)	19.5%	-	-	-	3.5	0.40	0.05	3.5	0.40	0.05	1.4	0.50	0.02
Kudz Ze Kayah (11,34)	7.27%	-	-	-	0.2	1.64	0.01	0.2	1.64	0.01	0.0	1.18	0.00
Kurmuk (11,39)	6.7%	0.2	1.30	0.01	0.5	1.35	0.02	0.6	1.34	0.03	0.4	1.62	0.02
Kutcho (12)	100%	0.41	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Marathon (11,28)	100%	30.2	0.07	0.06	39.6	0.06	0.08	69.8	0.06	0.14	19.1	0.04	0.03
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.15
Metates Royalty (17)	0.5%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Mt Todd Royalty (11,36)	1%	0.0	1.15	0.0001	0.1	1.50	0.01	0.1	1.49	0.01	0.4	0.77	0.01
Platreef (11,35)	62.5%	-	-	-	7.7	0.26	0.07	7.7	0.26	0.07	15.8	0.26	0.13
Salobo (10)	75%	16.8	0.17	0.09	396.8	0.24	3.01	413.6	0.23	3.10	204.0	0.29	1.87
San Dimas (14)	25%	0.2	5.94	0.03	0.1	2.24	0.01	0.3	4.20	0.04	1.0	3.67	0.117
Santo Domingo (11,25)	100%	2.0	0.02	0.001	72.3	0.03	0.07	74.3	0.03	0.07	154.1	0.03	0.13
Stillwater (13)	100%	16.3	0.37	0.20	18.8	0.35	0.21	35.1	0.36	0.40	91.2	0.39	1.14
Sudbury (11)	70%	4.0	0.70	0.09	4.3	0.23	0.03	8.2	0.45	0.12	1.1	0.40	0.014
Toroparu (12,16)	10%	4.2	1.45	0.20	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.117
Total Gold				1.13			5.69			6.82			4.92

Silver
Aljustrel (19)	100%	16.6	46.4	24.7	18.5	41.8	24.9	35.1	44.0	49.6	26.8	42.4	36.4
Antamina (10,11,18)	33.75%
Copper		29.0	6.5	6.1	50.6	8.6	14.0	79.7	7.8	20.1	206.8	9.1	60.7
Copper-Zinc		6.1	25.9	5.1	19.9	17.5	11.2	26.0	19.5	16.3	82.8	15.6	41.4
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Constancia	100%	78.4	2.2	5.5	93.1	2.0	5.9	171.5	2.1	11.5	36.9	3.6	4.3
Copper World Complex (21)	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Cotabambas (12,23)	100%	-	-	-	507.3	2.4	39.5	507.3	2.4	39.5	423.6	2.5	34.5
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	3.3	40.7	4.3	3.5	41.4	4.6	2.2	41.8	3.0
Zinc		-	-	-	1.4	36.5	1.7	1.4	36.5	1.7	1.7	33.8	1.8
DeLamar Royalty (37)	1.5%	0.1	12.9	0.0	1.0	10.0	0.3	1.0	10.2	0.3	0.4	8.4	0.1
El Domo (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Kudz Ze Kayah (11,34)	7.21%	-	-	-	0.2	186.4	1.4	0.2	186.4	1.4	0.0	143.4	0.2
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.8	3.2	1.8
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
Mineral Park	100%	45.0	2.0	2.8	377.3	2.1	25.0	422.3	2.0	27.8	382.7	1.2	14.8
Neves-Corvo	100%
Copper		5.1	48.6	7.9	30.1	48.9	47.3	35.2	48.8	55.3	21.1	25.3	17.2
Zinc		9.6	61.7	19.1	35.0	57.6	64.9	44.7	58.5	84.0	4.0	56.8	7.3
Peñasquito (10)	25%	12.1	27.2	10.5	40.8	24.8	32.6	52.8	25.4	43.1	5.3	25.4	4.3
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
San Dimas (14)	25%	0.2	446.2	2.4	0.1	193.0	0.9	0.3	327.1	3.3	1.0	306.3	9.7
Stratoni	100%	-	-	-	1.4	151.7	6.8	1.4	151.7	6.8	1.8	166.5	9.7
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Zinkgruvan	100%
Zinc		3.6	88.1	10.3	3.8	68.9	8.4	7.4	78.3	18.7	14.5	100.0	46.8
Copper		0.9	33.7	1.0	0.3	37.5	0.3	1.2	34.6	1.3	0.2	30.0	0.2

Total Silver				178.7			522.7			701.4			327.8

Palladium
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.5	0.02
Stillwater (11,13)	4.5%	0.2	11.0	0.06	0.2	9.6	0.06	0.4	10.3	0.12	0.9	10.9	0.32

Total Palladium				0.06			0.07			0.13			0.34

Platinum
Marathon (11,28)	22.0%	7.1	0.17	0.04	9.4	0.1	0.04	16.5	0.1	0.08	4.3	0.1	0.01
Platreef (11,35)	5.25%	-	0.0	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.4	0.02

Total Platinum				0.04			0.05			0.09			0.04

Cobalt
Voisey’s Bay (11,22)	42.4%	0.5	0.06	0.6	0.4	0.07	0.6	0.9	0.06	1.2	2.8	0.12	7.4

Total Cobalt				0.6			0.6			1.2			7.4

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [66]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Aljustrel mines, Blackwater project, Cangrejos project, Cozamin mine, Curipamba project, Curraghinalt project, Fenix project, Goose project, Kudz Ze Kayah project, Kutcho project, Marathon project, Neves-Corvo mine, Platreef project, San Dimas mine, Santo Domingo project and Zinkgruvan mine report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2024 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.

Mineral Resources for Aljustrel’s Feitais, Moinho and São João mines are reported as of December 31, 2023, and the Estação project as of September 2022. Mineral Reserves for Feitais, Moinho and Estação are reported as of December 31, 2023.

b.	Mineral Resources and Mineral Reserves for the Black Pine project are reported as of June 1, 2024

c.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

d.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.

e.	Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.

f.	Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.

g.	Mineral Resources for the Cotabambas project are reported as of November 20, 2023.

h.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

i.	Mineral Resources for the Curraghinalt project are reported as of May 10, 2018 and Mineral Reserves as of February 25, 2022.

j.	Mineral Resources for the DeLamar project are reported as of August 25, 2023 and Mineral Reserves as of January 24, 2022.

k.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of October 16, 2023.

l.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.

m.	Mineral Resources for the Koné project are reported as of December 19, 2023 and Mineral Reserves as of January 15, 2024.

n.	Mineral Resources for the Kudz Ze Kayah project are reported as of May 31, 2017 and Mineral Reserves as of June 30, 2019.

o.	Mineral Resources for the Kutcho project are reported as of July 30, 2021 and Mineral Reserves are reported as of November 8, 2021.

p.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

q.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

r.	Mineral Resources and Mineral Reserves for the Marathon project are reported as of December 31, 2022.

s.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

t.	Mineral Resources for the Metates royalty are reported as of January 28, 2023.

u.	Mineral Resources for the Mineral Park project are reported as of January 31, 2025 and Mineral Reserves as of February 10, 2025.

v.	Mineral Resources and Mineral Reserves for the Platreef project are reported as of February 15, 2025.

w.	Mineral Resources and Mineral Reserves for the Santo Domingo project are reported as of March 31, 2024.

x.	Mineral Resources for the Stratoni mine are reported as of September 30, 2024.

y.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.

7.

Process recoveries are the Company’s estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 2.5% zinc cut-off for the Feitais and Moinho mines and the Estação project.

b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.54 per pound copper, $1.15 per pound zinc, $11.10 per pound molybdenum and $21.46 per ounce silver.

c.	Black Pine – 0.1 grams per tonne gold cut-off assuming $1,650 per ounce gold.

d.	Blackwater project – NSR cut-off of Cdn$13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

e.	Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.

f.

Constancia mine – NSR cut-off of $6.40 per tonne for Constancia and $7.30 per tonne for Pampacancha assuming $1,700 per ounce gold, $23.00 per ounce silver, $4.00 per pound copper and $12.00 per pound molybdenum.

g.	Copper World Complex project – $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver and $1,650 per ounce gold.

h.

Cozamin mine - NSR cut-off of $60.54 per tonne for long-hole and $65.55 per tonne for cut and fill assuming $3.55 per pound copper, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

i.	Curraghinalt project - 3.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

j.	Curipamba project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21.00 per ounce silver, $3.31 per pound copper,

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [67]

$0.92 per pound lead and $1.16 per pound zinc.

k.

DeLamar project – NSR cut-offs of $3.55 and $3.65 per tonne for Florida Mountain and DeLamar oxide leach and $4.20 and $4.65 per tonne for Florida Mountain and DeLamar mixed leach, all assuming $1,650 per ounce gold and $21.00 per ounce silver.

l.	Fenix project – 0.235 grams per tonne gold cut-off assuming $1.650 per ounce gold.

m.	Goose project:

i.	Umwelt – 1.72 grams per tonne gold cut-off for open pit and 3.9 grams per tonne for underground.

ii.	Llama – 1.74 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.

iii.	Goose Main – 1.70 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.

iv.	Echo – 1.60 grams per tonne gold cut-off for open pit and 3.5 grams per tonne for underground.

n.	Koné project - gold grade cut-offs ranging from 0.19 to 0.49 grams per tonne assuming $1,550 per ounce gold.

o.

Kudz Ze Kayah project - NSR cut-off of Cdn$29.30 per tonne for open pit and Cdn$173.23 per tonne for underground assuming $1,310 per ounce gold, $18.42 per ounce silver, $3.08 per pound copper, $0.94 per pound lead and $1.10 per pound zinc.

p.	Kurmuk project - gold grade cut-offs ranging from 0.30 to 0.45 grams per tonne assuming $1,500 per ounce gold.

q.

Kutcho project – NSR cut-offs of Cdn$38.40 per tonne for oxide ore and Cdn$55.00 per tonne for sulfide for the open pit and Cdn$129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

r.

Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

s.	Marathon project - NSR cut-off of Cdn$16.00 per tonne assuming $1,500 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.

t.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

u.	Mineral Park project - NSR cut-off of $10.47 per tonne assuming $3.75 per pound copper, $19.00 per pound molybdenum and $21.50 per ounce silver.

v.	Mt Todd project – 0.35 grams per tonne gold cut-off for the Batman deposit and zero cut-off for the Heap Leach, assuming $1,600 per ounce gold.

w.

Neves-Corvo mine – NSR cut-offs ranging from EUR 60 to 80 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.85 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

x.	Peñasquito mine - $1,700 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $1.20 per pound zinc.

y.

Platreef project - declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3.00 per pound copper.

z.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.

aa.	San Dimas mine – $1,850 per ounce gold and $22.50 per ounce silver.

bb.	Santo Domingo project – NSR cut-off of $9.77 per tonne assuming $3.75 per pound copper, $1,400 per ounce gold and $69 to $115 per tonne iron.

cc.	Stillwater mines - combined platinum and palladium cut-off of 11.1 grams per tonne for Stillwater and 8.8 grams per tonne for East Boulder assuming $1,172 per ounce 2E PGM prices.

dd.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.

ee.

Voisey’s Bay mines – NSR cut-offs of Cdn$28.35 per tonne for Discovery Hill Open Pit, Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Eastern Deeps all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ff.

Zinkgruvan mine – NSR cut-offs ranging from SEK 1,100 to 1,350 per tonne depending on area and mining method for both the zinc and lead Mineral Reserves and SEK 1,120 per tonne for the copper Mineral Reserves assuming $3.85 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 2.5% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.

b.

Antamina mine - $6,000 per hour of mill operation cut-off for the open pit and $53.80 per tonne NSR cut-off for the undergound, both assuming $3.50 per pound copper, $1.25 per pound zinc, $13.30 per pound molybdenum and $24.63 per ounce silver.

c.	Black Pine – 0.1 grams per tonne gold cut-off assuming $2,000 per ounce gold.

d.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

e.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

f.	Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.

g.

Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,700 per ounce gold, $23.00 per ounce silver, $4.00 per pound copper and $12.00 per pound molybdenum.

h.

Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

i.	Cotabambas project – 0.15% copper equivalent cut-off assuming $1,850 per ounce gold, $23.00 per ounce silver, $4.25 per pound copper and $20.00 per pound molybdenum.

j.	Cozamin mine – NSR cut-off of $59.00 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.

k.	Curraghinalt project – 5.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

l.

Curipamba project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [68]

m.

DeLamar project – 0.17 grams per tonne gold equivalent cut-off for oxide leach and mixed leach and 0.1 grams per tonne gold equivalent cut-off for stockpile, all assuming $1,800 per ounce gold and $21.00 per ounce silver

n.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,800 per ounce gold.

o.	Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.

p.	Koné project - 0.2 grams per tonne gold cut-off for the Koné deposit and 0.5 grams per tonne for the Gbongogo deposit, both assuming a gold price of $1,800 per ounce.

q.

Kudz Ze Kayah project – NSR cut-off of Cdn$25 per tonne for open pit and Cdn$95 per tonne for underground assuming $1,300 per ounce gold, $20.00 per ounce silver, $3.50 per pound copper, $1.05 per pound lead and $1.50 per pound zinc.

r.	Kurmuk project - gold grade cut-off of 0.5 grams per tonne assuming a gold price of $1,800 per ounce.

s.

Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

t.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

u.

Marathon project – NSR cut-off of Cdn$15.00 per tonne for the Marathon project assuming $1,800 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver. NSR cut-off of Cdn$13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

v.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

w.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

x.	Mineral Park project – NSR cut-off of $8.82 per tonne assuming $4.25 per pound copper, $21.00 per pound molybdenum and $27.00 per ounce silver.

y.	Mt Todd project – 0.4 grams per tonne gold cut-off for the Batman and Quigleys deposits and zero cut-off for Heap Leach, assuming $1,300 per ounce gold.

z.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource.

aa.	Pascua-Lama project – $1,700 per ounce gold, $21.00 per ounce silver and $3.75 per pound copper.

bb.	Peñasquito mine - $2,000 per ounce gold, $23.00 per ounce silver, $1.00 per pound lead and $1.30 per pound zinc.

cc.

Platreef project - 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off assuming $1,200 per ounce platinum, $1,130 per ounce palladium, $2,170 per ounce gold, $5,000 per ounce rhodium, $8.50 per pound nickel and $4.25 per pound copper.

dd.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $4.09 per pound copper.

ee.	San Dimas mine – 215 grams per tonne silver equivalent cut-off assuming $2,000 per ounce gold and $24.50 per ounce silver.

ff.	Santo Domingo project – NSR cut-off of $9.85 per tonne assuming $4.10 per pound copper, $1,600 per ounce gold and $95 to $140 per tonne iron.

gg.	Stillwater mines – combined platinum and palladium cut-off of 9.7 grams per tonne for Stillwater and 7.2 grams per tonne for East Boulder assuming $1,350 per ounce 2E PGM prices.

hh.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

ii.

Sudbury mines - $1,000 to $1,950 per ounce gold, $6.07 to $8.53 per pound nickel, $2.77 to $4.31 per pound copper, $1,124 to $1,350 per ounce platinum, $925 to $1,450 per ounce palladium and $20.41 to $25.54 per pound cobalt.

jj.	Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.

kk.

Voisey’s Bay mines – NSR cut-off of Cdn$28.35 per tonne for Discovery Hill Open Pit and Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Discovery Hill Underground, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ll.

Zinkgruvan mine – NSR cut-offs ranging from SEK 900 to 1,150 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-off of SEK 900 per tonne for the copper Mineral Resources assuming $4.43 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form filed on SEDAR on February 19, 2025.

b.	Peñasquito – Newmont’s December 31, 2024 Resources and Reserves press release dated February 20, 2025 and

c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Los Filos silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest, Cangrejos gold interest, Curraghinalt gold interest, Kudz Ze Kayah gold and silver interests, Platreef gold, palladium and platinum interests, Mt Todd royalty, Koné gold interest, Kurmuk gold interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.

The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and

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1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310,000 ounces are delivered and 5.25% of gold production thereafter, as well as 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.

Under the Company’s Toroparu Early Deposit Agreement, the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s Metates Royalty entitles the Company to a 0.5% net smelter return royalty.

18.

The Antamina PMPA provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

20.

The new Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.

22.

The Voisey’s Bay PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.

Under the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.

Under the Brewery Creek Royalty, the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek project, above which the NSR will increase to 2.75%. Victoria Gold has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0 million. Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.

The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.

The Fenix PMPA provides that Rio2 will deliver gold equal to 22% of the gold production until 130,625 ounces are delivered, then 6% of the gold production until 185,000 ounces are delivered, then 4% of the gold production until 235,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 22% / 6% / 4% / 3.5% basis.

27.

The Blackwater Silver and Blackwater Gold PMPAs provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.

The Marathon PMPA provides that Gen Mining will deliver 100% of the gold production until 150,000 ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120,000 ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.

The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150,000 ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.

In connection with Sabina’s exercise of its option to repurchase 33% of the Goose gold stream on a change in control, the gold delivery obligations under the Goose PMPA with Sabina, a subsidiary of B2Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87,100 ounces are delivered, then 1.44% until 134,000 ounces are delivered and 1.0% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.

The Cangrejos PMPA provides that Lumina will deliver gold equal to 6.6% of the gold production until 0.7 million ounces are delivered and 4.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.6% / 4.4% basis.

32.	The Black Pine Royalty provides that the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.

33.

The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine. Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

34.

The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver equal to 7.375% of the metal contained in concentrates until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine. Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

35.

The Platreef Gold PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter for a tail period which will terminate on certain conditions being met. The Platreef Palladium and Platinum PMPA provides that Ivanhoe will deliver 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1% for a tail period which will terminate on certain conditions being met. Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

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36.

The Mt Todd Royalty provides that the Company will be entitled to 1.0% of gross revenue until 3.47 million ounces of gold are delivered to an offtaker, then 0.667% of gross revenue for the life of the mine. Attributable gold reserves and resources have been calculated on the 1.0% / 0.667% basis.

37.	The DeLamar Royalty provides that the Company will be entitled to a 1.5% net smelter return on Oxide and Mixed material. Attributable resources and reserves have been calculated on the 1.5% basis.

38.

The Koné PMPA provides that Montage will deliver gold equal to 19.5% of the payable gold production until 400,000 ounces of gold are delivered, then 10.8% until 530,000 ounces are delivered and 5.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 19.5% / 10.8% / 5.4% basis.

39.

The Kurmuk PMPA provides that Allied will deliver gold equal to 6.7% of the payable gold production until 220,000 ounces of gold are delivered, then 4.8% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.7% / 4.8% basis.

40.

The Los Filos PMPA has a 25-year term and is expected to terminate on October 15, 2029. Attributable reserves have been limited to this term and include only heap leach material as detailed in Equinox’s October, 2022 technical report for the Los Filos mine.

41.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project, Black Pine project, Curraghinalt project, Mt Todd project, DeLamar project, Koné project and Kurmuk project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future price of commodities;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, including taxes payable under the GMT and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;
•	possible CRA domestic audits for taxation years subsequent to 2017 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their

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obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect, or the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
•

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

•

risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA, and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks relating to activist shareholders;

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•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting;
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;

•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
•	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the GMT is accurate;
•

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2024, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [75]

Corporate Information

DIRECTORS

George Brack, Chair
Jaimie Donovan
Peter Gillin
Chantal Gosselin
Jeane Hull
Glenn Ives
Charles Jeannes
Marilyn Schonberner
Randy Smallwood
Srinivasan Venkatakrishnan

OFFICERS

Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal and Strategic Development

Gary Brown
Senior Vice President & Chief Financial Officer
(until March 31, 2025)

Vincent Lau
Senior Vice President & Chief Financial Officer
(effective March 31, 2025)

Haytham Hodaly
Senior Vice President, Corporate Development

TRANSFER AGENT

TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada & USA:
1 800 387 0825

Outside of Canada & USA:
1 416 682 3860

Email: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP
Vancouver, Canada

INVESTOR CONTACT

Emma Murray
Vice President, Investor Relations

Telephone: 1 604 684 9648
Toll Free: 1 844 288 9878
Email: info@wheatonpm.com

CANADA – HEAD OFFICE

Wheaton Precious Metals Corp.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals
International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING:

Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
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